As filed with the Securities and Exchange Commission on May 10, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Achieve Life Sciences, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2835	95-4343413
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1001 W. Broadway, Suite 400,

Vancouver, British Columbia, V6H 4B1

(604) 736-3678

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard Stewart

Chairman and Chief Executive Officer

Achieve Life Sciences, Inc.

1001 W. Broadway, Suite 400,

Vancouver, British Columbia, V6H 4B1

(604) 736-3678

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Smith

Robert Freedman

Amanda Rose

Fenwick & West LLP

1191 2nd Ave, 10th Floor
Seattle, WA 98101
(206) 389-4510

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A Units consisting of:
(i) Shares of common stock, par value $0.001 per share
(ii) Warrants to purchase common stock
Class B Units consisting of:
(i) Shares of Series A Preferred Stock, par value $0.001 per share
(ii) Shares of common stock issuable on conversion of Series A Preferred Stock(3)
(iii) Warrants to purchase common stock
Common stock issuable upon exercise of warrants
Total	$8,000,000	$996

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Includes the price of additional shares of common stock and warrants to purchase shares of common stock that the underwriters have the option to purchase to cover overallotments, if any.

(3)	No separate fee is required pursuant to Rule 457(i) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 10, 2018

                     Class A Units consisting of common stock and warrants and

                     Class B Units consisting of shares of Series A Preferred Stock and warrants

(and                      shares of common stock underlying shares of Series A Preferred Stock and warrants)

We are offering                      Class A Units, with each Class A Unit consisting of                      shares of common stock, par value $0.001 per share (the “common stock”), and a warrant to purchase                      shares of our common stock (together with the shares of common stock underlying such warrants, the “Class A Units”) at a public offering price of $                     per Class A Unit. Each warrant included in the Class A Units entitles its holder to purchase                      shares of common stock at an exercise price per share of $                    .

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, if they so choose, in lieu of the number of Class A Units that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%), Class B Units. Each Class B Unit will consist of                      shares of Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), convertible into                      shares of common stock and warrants to purchase                      shares of our common stock (together with the shares of common stock underlying such shares of Series A Preferred Stock and such warrants, the “Class B Units” and, together with the Class A Units, the “units”) at a public offering price of $                     per Class B Unit. Each warrant included in the Class B Units entitles its holder to purchase                      shares of common stock at an exercise price per share of $                    .

The Class A Units and Class B Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of common stock, Series A Preferred Stock and warrants comprising such units are immediately separable and will be issued separately in this offering. The underwriters have the option to purchase up to                      additional shares of common stock and/or warrants to purchase shares of common stock solely to cover overallotments, if any, at the price to the public less the underwriting discounts and commissions. The overallotment option may be used to purchase shares of common stock, or warrants, or any combination thereof, as determined by the underwriters, but such purchases cannot exceed an aggregate of 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock) and warrants sold in the primary offering. The overallotment option is exercisable for 45 days from the date of this prospectus.

Our common stock is listed on The Nasdaq Capital Market under the symbol “ACHV”. The closing price of our common stock on May 9, 2018, as reported by The Nasdaq Capital Market, was $1.29 per share. We do not intend to apply for listing of the warrants offered hereby or the shares of Series A Preferred Stock on any securities exchange or trading system.

Investing in our securities involves a high degree of risk. Before making any investment in these securities, you should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 9 of this prospectus.

	Per Class A Unit	Per Class B Unit	Total
Public offering price(1)	$	$	$
Underwriting discount(2)(3)	$	$	$
Proceeds, before expenses, to Achieve Life Sciences, Inc.	$	$	$

(1)

The public offering price and underwriting discount corresponds to (x) in respect of the Class A Units (i) a public offering price per share of common stock of $                     and (ii) a public offering price per warrant of $                     and (y) in respect of the Class B Units (i) a public offering price per share of Series A Preferred Stock of $                     and (ii) a public offering price per warrant of $                    .

(2)	We have also agreed to reimburse for certain expenses. See “Underwriting.”

(3)

We have granted a 45-day day option to the underwriters to purchase up to                      additional shares of common stock and/or warrants to purchase shares of common stock (up to 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock) and warrants sold in the primary offering) solely to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

Ladenburg Thalmann

The date of this prospectus is                     , 2018

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. This prospectus is not an offer to sell or an offer to buy units in any jurisdiction where offers and sales are not permitted. The information in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of units. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in the prospectus.

Neither we nor the underwriters have done anything that would permit a public offering of the units or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the units and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus. Unless the context requires otherwise, in this prospectus the terms “Achieve,” the “Company,” “we,” “us” and “our” refer to Achieve Life Sciences, Inc., together with its subsidiaries, taken as a whole. This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

Company Overview

We are a clinical-stage pharmaceutical company committed to the global (excluding Central & Eastern Europe plus other territories) development and commercialization of cytisine for smoking cessation. Our focus is to address the global smoking health epidemic, which is a leading cause of preventable death and is responsible for approximately six million deaths annually worldwide.

Cytisine is an established 25-day smoking cessation treatment that has been approved and marketed in Central and Eastern Europe by Sopharma AD for over 20 years under the brand name Tabexä. It is estimated that over 20 million people have used cytisine to help treat nicotine addiction, including over 2,000 patients in investigator-conducted, Phase 3 clinical trials in Europe and New Zealand. Both trials were published in the New England Journal of Medicine in September 2011 and December 2014, respectively.

Cytisine is a naturally occurring, plant-based alkaloid from the seeds of the Laburnum anagyroides plant. Cytisine is structurally similar to nicotine and has a well-defined, dual-acting mechanism of action that is both agonistic and antagonistic. It is believed to aid in smoking cessation by interacting with nicotine receptors in the brain by reducing the severity of nicotine withdrawal symptoms through agonistic binding to nicotine receptors and by reducing the reward and satisfaction associated with smoking through antagonistic properties. The cytisine dosing schedule reflects that of an anti-addiction medication, with downward dose titration over a period of 25 days.

While third party trials of cytisine have been conducted that may inform future Company-sponsored clinical trials, we have not yet conducted any large scale company-sponsored clinical trials for cytisine in the United States or any other jurisdiction.

Our management team has significant experience in growing emerging companies focused on the development of under-utilized pharmaceutical compounds to meet unmet medical needs. We intend to use this experience to develop and ultimately commercialize cytisine either directly or via strategic collaborations.

Overview of the Tobacco Epidemic

The U.S. National Institutes of Health, or NIH, and the World Health Organization, or WHO, estimates that approximately 1.1 billion people globally are smokers and that 7 million people die annually from diseases related to tobacco use including 890,000 from passive smoke. This figure is projected to grow to 8 million by 2030. The U.S. Centers for Disease Control, or CDC, estimate that in 2015 approximately 15.1% of all U.S. adults (36.5 million people) were cigarette smokers.

Cigarette smoking is responsible for more than 480,000 deaths per year in the United States, including more than 41,000 deaths resulting from secondhand smoke exposure. This is about one in five deaths annually, or 1,300 deaths every day. According to the American Cancer Society, smoking is a direct cause of approximately 80% of lung cancer deaths and is linked to 30% of all cancers. Smoking remains the single largest preventable cause of death worldwide and in the United States.

CDC estimates that the annual cost of smoking related illnesses in the United States is more than $300 billion annually in direct medical care and lost productivity. Over 16 million people in the United States are living with a disease caused by smoking. Smoking causes cancer, heart disease, stroke, lung diseases, diabetes and chronic obstructive pulmonary disease, or COPD, which includes emphysema and chronic bronchitis. Smoking also increases risk for tuberculosis, certain eye diseases and problems of the immune system, including rheumatoid arthritis.

Tobacco smoking is highly addictive and research suggests that nicotine may be as addictive as heroin, cocaine or alcohol.  The CDC estimates that more people are addicted to nicotine than any other drug and report that nearly 70% of smokers desire to quit and 55% make a quit attempt each year. Despite the high number of attempts, only about 4% to 7% of people are successful in their quit attempt each year.

The Global Smoking Cessation Market

Coherent Market Insights Report “Smoking Cessation and Nicotine De-addiction Products Market, 2016-2017” estimated that global revenues for smoking cessation and nicotine de-addiction products in 2016 was approximately $12.8 billion including nicotine replacement therapies, or NRT, e-cigarettes and drug therapy. In 2017, in the U.S. alone, sales for NRT and drug therapy were estimated to be $3.8 billion and is expected to grow to $5.7 billion by 2024.

Two prescription oral treatments for smoking cessation are currently available in the United States: Chantix® (varenicline) marketed by Pfizer and Zyban ® (bupropion) marketed by GlaxoSmithKline (as well as generic manufacturers). Both of these prescription treatments have been proven effective in aiding smoking cessation, however, both are also associated with significant side effects. Chantix’s labeling indicates elevated instances of nausea, abnormal dreams, constipation, flatulence and vomiting may be experienced by Chantix-treated patients compared to placebo-treated patients, and Zyban’s labeling discloses potential adverse reactions including insomnia, rhinitis, dry mouth, dizziness, nervous disturbance, anxiety, nausea, constipation, arthralgia and seizures.

The vast majority of Over-the-Counter, or OTC, smoking cessation aids are NRTs. NRTs come in many forms, including gums, lozenges and patches, and although they are marketed at a lower price point, they have been shown to be less effective than prescription drugs. For example, a Cochrane Group independent database review of nicotine receptor partial agonists published in 2016 compared varenicline (Chantix) with a number of NRTs and found that varenicline appeared to be more effective than the NRTs.

Our Product Candidate

Our product candidate, cytisine, is a naturally occurring plant-based alkaloid from the seeds of the Laburnum anagyroides plant. Cytisine is a smoking cessation aid that interacts with nicotine receptors in the brain and is believed to help reduce the severity of nicotine withdrawal symptoms and the reward and satisfaction associated with smoking.

Cytisine is an established 25-day smoking cessation treatment that has been approved and marketed in Central and Eastern Europe by a third party for over 20 years under the brand name Tabexä. It is estimated that over 20 million people have used cytisine to help treat nicotine addiction, including over 2,000 patients in investigator-conducted, Phase 3 clinical trials in Europe and New Zealand. Both trials were published in the New England Journal of Medicine in September 2011 and December 2014. Tabexä is currently marketed in a number of countries in Central and Eastern Europe, as well as in other geographic regions, as an OTC drug.

Cytisine Mechanism of Action

Cytisine is a partial agonist that binds with high affinity to the alpha-4 beta-2, or a4b2, nicotinic acetylcholine receptors in the brain. Through dual-acting partial agonist/partial antagonist activity, cytisine is believed to help reduce nicotine cravings, withdrawal symptoms and reward and satisfaction associated with smoking. The a4b2 nicotinic receptor is a well-understood target in addiction. When nicotine binds to this receptor, it causes dopamine to be released in the mid-brain, reinforcing the dopamine reward system. This receptor has been implicated in the development and maintenance of nicotine dependence. Cytisine is believed to act as a partial agonist at the a4b2 nicotinic receptor, preventing nicotine from binding and releasing dopamine.

Cytisine Opportunity

We have an exclusive license and supply agreement with Sopharma for the development and commercialization of cytisine outside of Sopharma’s territory, which consists of certain countries in Central and Eastern Europe, Scandinavia, North Africa, the Middle East and Central Asia, as well as Vietnam. We intend to develop and commercialize cytisine in the United States and intend thereafter to target other markets outside of Sopharma’s territory, such as Western Europe, Japan, Australasia, Southeast Asia and Latin and South America.

We are developing cytisine as an aid to smoking cessation and nicotine dependence to address the limitations of both prescription drugs and OTC products. We believe that a substantial market exists in the United States, European Union, or EU, and the rest of the world for a safe and effective smoking cessation treatment. Increasingly constrained healthcare budgets have focused government attention on drug pricing, which we believe cytisine can address by serving as a cost-effective alternative to existing treatments, with the potential for better efficacy than NRTs, and a potentially superior side effect profile than existing prescription smoking cessation products. Our goal is to obtain approval from the FDA and from other regulatory agencies for the sale and distribution of cytisine in the United States and subsequently to other countries outside of Sopharma’s territory.

We have met with the United States Food and Drug Administration, or FDA, and with other national regulatory authorities in Europe to identify the steps required for the approval of cytisine. The FDA requested results from non-clinical studies, additional human pharmacokinetic studies and adequate demonstration of safety and efficacy from randomized, placebo-controlled, Phase 3 clinical trials.

The non-clinical studies requested by the FDA have been sponsored and completed by the National Center for Complementary and Integrative Health, or NCCIH, division of the National Institutes of Health, or NIH, in addition to the National Cancer Institute. In July 2017, we filed our Investigational New Drug, or IND, application for cytisine with the FDA, which included NCCIH sponsored non-clinical studies. The IND was accepted in late July 2017.

In August 2017, we initiated a study evaluating the effect of food on the bioavailability of cytisine in normal healthy volunteers. We completed the food effect study and announced the results in November of 2017 demonstrating similar bioavailability of cytisine in fed and fasted subjects.

In October 2017, we initiated a study assessing the repeat-dose Pharmacokinetics, or PK, and Pharmacodynamics, or PD, effects of 1.5mg and 3mg cytisine in 36 healthy volunteer smokers aged 18-65 years when administered over the standard 25-day course of treatment. Of the 36 subjects, 24 were to be 18‑65 years and 12 were to be greater than 65 years of age. Preliminary results on the 24 smokers (18-65 years) were announced in February 2018. The PK results indicated expected increases in plasma concentration with higher doses of cytisine. Smokers in the study were not required to have a designated or predetermined quit date, however, 58% of the subjects in the trial achieved biochemically verified smoking abstinence by day 26. Subjects who did not achieve abstinence had a significant reduction in number of daily cigarettes smoked by day 26. The adverse events observed were mostly mild with transient headaches as the most commonly reported event. No serious adverse events were observed in the study. The study is ongoing for enrolling subjects greater than 65 years of age.

In December 2017, we initiated a number of in vitro drug to drug interaction studies of cytisine and expect data from these studies to be available in the first half of 2018. Also in December 2017, we submitted a meeting request to hold a pre-Phase 3 meeting with the FDA to review our Phase 3 clinical program and overall development plans for cytisine. We received confirmation from the FDA for a meeting date scheduled in the second quarter of 2018. We intend to commence a Phase 3 clinical program in mid-2018, subject to FDA guidance and the availability of capital. In addition to the Phase 3 program, we expect to run additional supportive clinical studies including, but not limited to urine excretion, renal impairment and QT interval prolongation studies as well as supportive New Drug Application, or NDA, non-clinical chronic toxicity and carcinogenicity studies, subject to availability of capital.

While third party trials of cytisine have been conducted that may inform future Company-sponsored clinical trials, we have not yet conducted any large scale company-sponsored clinical trials for cytisine in the United States or any other jurisdiction.

Cytisine Clinical Trials

Cytisine has been tested in two large, randomized Phase 3 clinical trials conducted according to Good Clinical Practice, or GCP, in more than 2,000 participants. The objective was to evaluate the efficacy and safety of cytisine according to current clinical development standards.

TASC Trial

The Tabex Smoking Cessation, or TASC, trial, was sponsored by the UK Centre for Tobacco Control Studies and evaluated cytisine versus placebo in 740 primarily moderate-to-heavy smokers treated for 25 days in a single center in Warsaw, Poland. The TASC trial was designed as a Real World Evidence (RWE) trial of cytisine that included minimal behavioral support. The primary outcome measure was sustained, biochemically verified smoking abstinence for 12 months after the end of treatment. The TASC trial was conceived by Professor Robert West (Department of Epidemiology and Public Health, University College London) and was funded by the a grant from the National Prevention Research Initiative, including contributions from Cancer Research UK, Medical Research Council, United Kingdom Department of Health and others. We, through our partner Sopharma, provided the study drug used in this trial.

The results of the TASC trial were published in the New England Journal of Medicine in September 2011. The rate of sustained 12-month abstinence was 8.4% in the cytisine arm as compared with 2.4% in the placebo group (p=0.001). These results showed that cytisine was 3.4 times more likely than a placebo to help participants stop smoking and remain non-smokers for one year. The rate of sustained 6-month abstinence was 10.0% in the cytisine arm as compared with 3.5% in the placebo group (p<0.001). Cytisine was well tolerated with a slight but significant increase in combined gastrointestinal adverse events (upper abdominal pain, nausea, dyspepsia and dry mouth; cytisine 51/370 (13.8%) and placebo 30/370 (8.1%). The safety profile of cytisine was similar to that of a placebo with no other significant differences in the rate of side effects in the two trial arms.

A summary of adverse events reported in 10 or more subjects in the TASC trial is included in the table below.

TASC - Adverse Events Reported by 10 or More Study Participants(1)

	Cytisine (N=370)	Placebo (N=370)
Event	percent (number)
Any gastrointestinal event	13.8% (51)	8.1% (30)
Upper abdominal pain	3.8 (14)	3.0 (11)
Nausea	3.8 (14)	2.7 (10)
Dyspepsia	2.4 (9)	1.1 (4)
Dry mouth	2.2 (8)	0.5 (2)
Any psychiatric event	4.6% (17)	3.2% (12)
Dizziness	2.2 (8)	1.1 (4)
Somnolence	1.6 (6)	1.1 (4)
Any nervous system event	2.7% (10)	2.4% (9)
Headache	1.9 (7)	2.2 (8)
Skin and subcutaneous tissue	1.6% (6)	1.4% (5)

(1)

The incidence of events was analyzed according to the Medical Dictionary for Regulatory Activities System Organ Class, or SOC, categorization and preferred terms. Participants who reported more than one event in a system category were counted only once for the category. SOC categories for other events (those reported by fewer than 10 participants) were as follows: general (five events within cytisine and five with placebo), cardiac (four with cytisine and two with placebo), musculoskeletal and connective tissue (three with cytisine and three with placebo), infections (one with placebo), immune system (one with placebo) and metabolism and nutrition (one with placebo).

CASCAID Trial

The second Phase 3 trial, the Cytisine As a Smoking Cessation Aid, or CASCAID, non-inferiority trial, was an open-label trial that randomized 1,310 adult daily heavy smokers. Patients were randomized to receive either cytisine for 25 days or NRT for 8 weeks. Both treatment groups were offered low intensity telephone behavioral support during trial treatment. The primary outcome measure was continuous self-reported abstinence from smoking one month after quit date. The CASCAID trial was conducted by the Health Research Council of New Zealand. We, through our partner Sopharma, provided the cytisine in form of commercial Tabexä used in this trial.

The results of the CASCAID trial, which were published in the New England Journal of Medicine  in December 2014, showed that cytisine was superior to NRT for smoking cessation and, specifically, that cytisine was 1.43 times more likely than nicotine gums or patches to help participants stop smoking and remain non-smokers for six months. The rate of continuous one-month abstinence was 40% in the cytisine arm as compared with 31% in the NRT arm (p<0.001). A secondary outcome included the rate of continuous six-month abstinence which was 22% in the cytisine arm as compared with 15% in the NRT arm (p=0.002). Cytisine was generally well tolerated, although self-reported adverse events were slightly higher in the cytisine arm compared with the NRT arm. The most frequent adverse events for cytisine were nausea and vomiting (30/665 (4.6%)) and sleep disorders (28/665 (4.2%)). Reports of these same adverse events in the NRT arm were as follows: nausea and vomiting (2/655 (0.3%)) and sleep disorders (2/655 (0.3%)).

A summary of adverse events reported in subjects in the CASCAID trial is included in the table below.

CASCAID - Summary of All-Cause Adverse Events

	Cytisine (N=655)	NRT (N=655)
Event	percent (number)
Participants with any adverse event no. (%)	31% (204)	20% (134)
Adverse events — no.
Any	44% (288)	27% (174)
In those who complied with treatment(1)	25 (161)	17 (113)
In those who did not comply with treatment	19 (127)	9 (61)
Participants with serious adverse event — no. (%)	7% (45)	39 (6%)
Serious adverse events — no.(2)(3)	9% (56)	7 (45)
Deaths[4]	0.2 (1)	0.2 (1)
Life-threatening events	0	0.2 (1) [5]
Hospitalizations	3 (18)	3 (18)
Otherwise medically important events	6 (37)	4 (25)
Severity of all adverse events — no.(4)
Mild	21% (139)	12% (78)
Moderate	17 (111)	12 (77)
Severe	6 (38)	3 (19)
Most frequent adverse events — no.(5)
Nausea and vomiting	5% (30)	0.3% (2)
Sleep disorders	4 (28)	0.3 (2)

(1)

In the cytisine group, compliance was defined as having taken 80% or more of the required number of tablets within 1 month after the quit date (i.e., 80 or more tablets). In the NRT group, compliance was defined as having used NRT at 1 week and 1 month after the quit date. It was assumed that participants with missing data were not compliant.

(2)

A serious event was defined as death, a life-threatening event, an event requiring hospitalization, or otherwise medically important event (i.e., the event does not belong in any of the other categories but may jeopardize the patient and may require medical or surgical intervention to prevent the occurrence of one or more other serious events).

(3)	The categories are mutually exclusive.
(4)	The severity of events was not medically verified.
(5)

The list of most frequent adverse events excludes signs and symptoms of cold and influenza. Adverse events were categorized in accordance with the International Statistical Classification of Diseases and Related Health Problems , Tenth Revision (ICD-10), Australian Modification.

Safety Reporting

As cytisine has been marketed in Central and Eastern Europe for over 20 years, substantial safety reporting exists for cytisine including over 15 million cases. The most recent periodic safety update report, PSUR, submitted to the European authorities by Sopharma in 2018 did not contain new safety signals with cytisine.

Recent Reverse Stock Split

On               , 2018, we effected a reverse stock split of our shares of common stock at a ratio of one-for-          , or the Reverse Stock Split. The Reverse Stock Split was approved by our stockholders at our annual meeting of stockholders held on             . As a result of the Reverse Stock Split, every               shares of our common stock outstanding was automatically changed and reclassified into one new share of common stock. Holders of common stock that would have otherwise received a fractional share of common stock pursuant to the Reverse Stock Split received cash in lieu of the fractional share. Unless indicated otherwise, the numbers set forth in this prospectus have been adjusted to reflect the Reverse Stock Split.

Summary of Risk Factors

Investing in our securities involves substantial risk, and our business is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our securities. Some of these risks include:

•	We have incurred losses since inception, have a limited operating history on which to assess our business and anticipate that we will continue to incur losses for the foreseeable future;

•

Substantial doubt exists as to our ability to continue as a going concern, and our ability to continue as a going concern is uncertain and dependent on our success at raising additional capital sufficient to meet our obligations on a timely basis;

•	Cytisine is currently our sole product candidate and there is no guarantee that we will be able to successfully develop and commercialize cytisine;

•	We are dependent upon a single company for the manufacture and supply of cytisine;

•

Results of earlier clinical trials of cytisine are not necessarily predictive of future results, and any advances of cytisine into clinical trials may not have favorable results or receive regulatory approval;

•

Cytisine may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial viability of an approved label, or result in significant negative consequences following marketing approval, if any;

•	We face substantial competition and our competitors may discover, develop or commercialize products faster or more successfully than us;

•

Sopharma may breach its supply agreement with us and sell cytisine into our territories or permit third parties to export cytisine into our territories and negatively affect our commercialization efforts of our products in our territories;

•	We may not be successful in obtaining or maintaining necessary rights to cytisine, product compounds and processes for our development pipeline through acquisitions and in-licenses; and

•	Management will have broad discretion as to the use of proceeds from this offering and we may use the net proceeds in ways with which you may disagree.

Business Organization

We were incorporated in California in October 1991 and subsequently reorganized as a Delaware corporation in March 1995. Our principal executive offices are located at 400 – 1001 W. Broadway Vancouver, B.C. V6H 4B1, and our telephone number is (604) 736-3678.

In August 2017, our company, then named OncoGenex Pharmaceuticals, Inc., completed its merger, or the Arrangement, with Achieve, as contemplated by the Merger Agreement between the companies. We then changed our name to Achieve Life Sciences, Inc. As a result of the Arrangement, Achieve became our wholly owned subsidiary. Achieve was formed in 2015 as a Delaware corporation and has one direct wholly-owned subsidiary, Extab Corporation, a Delaware corporation, which was formed in 2009. Extab Corporation in turn has one direct wholly-owned subsidiary, Achieve Pharma UK Limited, a United Kingdom company, which was formed in 2009. As used in this prospectus, the term “OncoGenex” refers to our business prior to August 1, 2017.

The Offering

Class A Units offered by us

We are offering                      Class A Units. Each Class A Unit consists of                      shares of common stock and a warrant to purchase                      shares of our common stock (together with the shares of common stock underlying such warrants).

Offering price per Class A Unit	$

Class B Units offered by us

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of the number of Class A Units that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock, Class B Units. Each Class B Unit will consist of                      shares of Series A Preferred Stock, par value $0.001 per share, convertible into a number of shares of common stock equal to                      and a warrant to purchase                      shares of our common stock (together with the shares of our common stock underlying such shares of Series A Preferred Stock and warrants).

Offering price per Class B Unit	$

Overallotment option

The underwriters have the option to purchase up to                      additional shares of common stock, and/or warrants to purchase shares of common stock solely to cover overallotments, if any, at the price to the public less the underwriting discounts and commissions. The overallotment option may be used to purchase shares of common stock, or warrants, or any combination thereof, as determined by the underwriters, but such purchases cannot exceed an aggregate of 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock) and warrants sold in the primary offering. The overallotment option is exercisable for 45 days from the date of this prospectus.

Description of warrants

The warrants will be exercisable beginning on the date of issuance and expire on the five (5) year anniversary of the date of issuance at an initial exercise price per share equal to                     , subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock.

Description of Series A Preferred Stock	Each share of Series A Preferred Stock is convertible at any time at the holder’s option into shares of common stock.

Notwithstanding the foregoing, we shall not effect any conversion of Series A Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of shares of Series A Preferred Stock (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of our common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise. For additional information, see “Description of Securities—Preferred Stock.”

Shares of common stock outstanding after this offering	shares

Shares of Series A Preferred Stock outstanding after this offering	shares

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                     million, based on an assumed offering price of $                     per Class A Unit and $                     per Class B Unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the units to fund the development of cytisine and for working capital and general corporate purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, intellectual property or businesses that complement our business, although we have no present commitments or agreements to this effect. See “Use of Proceeds.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” in this prospectus and the documents incorporated by reference herein before deciding to invest in our securities.

Nasdaq Capital Market common stock symbol	ACHV

No listing of Series A Preferred Stock or warrants	We do not intend to apply for listing of the shares of the Series A Preferred Stock or warrants on any securities exchange or trading system.

There were no shares of preferred stock outstanding prior to this offering. The number of shares of common stock to be outstanding after this offering in the table above is based on 12,747,932 shares of common stock outstanding as of March 31, 2018, and excludes:

•	shares of our common stock that may be issued upon the conversion of shares of Series A Preferred Stock and the exercise of warrants issued in this offering;
•	1,112,406 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted average exercise price of $8.00 per share;

•	205,104 shares of common stock subject to restricted stock units outstanding as of March 31, 2018;

•	417,639 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $ 35.11 per share; and

•	1,678,907 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan as of March 31, 2018.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a 1-for- reverse stock split, which became effective on , 2018;

•	no exercise of outstanding options and warrants; and

•	no exercise of the underwriters’ overallotment option to purchase additional shares of common stock and/or warrants.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding to invest in our securities, you should consider carefully the risks and uncertainties described below and under Item 1A.“Risk Factors” in our Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2018, which is incorporated by reference in this prospectus, together with all of the other information contained in this prospectus and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our common stock could decline and you could lose all or part of your investment in our securities. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business.

Risks Related to Our Financial Condition, Integration and Capital Requirements

We have incurred losses since inception, have a limited operating history on which to assess our business and anticipate that we will continue to incur losses for the foreseeable future. We have never had any products available for commercial sale and we may never achieve or sustain profitability.

We are a clinical development-stage specialty pharmaceutical company with a limited operating history, are not profitable, have incurred losses in each year since our inception and do not expect to become profitable in the foreseeable future. We have never had any products available for commercial sale, and we have not generated any revenue from product sales, nor do we anticipate that we will generate revenue from product sales in the near future.

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have devoted substantially all of our financial resources to identify, acquire, and develop cytisine, including providing general and administrative support for our operations. To date, we have financed our operations primarily through the sale of equity securities and convertible promissory notes. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or grants.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We further expect that our expenses will increase substantially if and as we:

•	continue the clinical development of cytisine;

•	advance cytisine development into larger, more expensive clinical trials;

•	initiate additional pre-clinical, clinical, or other trials or studies for cytisine;

•	seek to attract and retain skilled personnel;

•	undertake the manufacturing of cytisine or increase volumes manufactured by third parties;

•	seek regulatory and marketing approvals and reimbursement for cytisine;

•	make milestone, royalty or other payments under third-party license and/or supply agreements;

•	establish a sales, marketing, and distribution infrastructure to commercialize any product for which we may obtain marketing approval and market for ourselves;

•	continue efforts to discover new product candidates;

•	seek to identify, assess, acquire, and/or develop other product candidates;

•	seek to establish, maintain, protect, and expand our intellectual property portfolio; and

•

experience any delays or encounter issues with the development and potential for regulatory approval of cytisine such as safety issues, clinical trial accrual delays, longer follow-up for planned studies, additional major studies, or supportive studies necessary to support marketing approval.

Further, the net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

Substantial doubt exists as to our ability to continue as a going concern. Our ability to continue as a going concern is uncertain and dependent on our success at raising additional capital sufficient to meet our obligations on a timely basis. If we fail to obtain additional financing when needed, we may be unable to complete the development, regulatory approval and commercialization of our product candidate.

Substantial doubt exists as to our ability to continue as a going concern. Our ability to continue as a going concern is uncertain and dependent on our ability to obtain additional financing. We have expended and continue to expend substantial funds in connection with our product development activities and clinical trials and regulatory approvals.

In addition, we expect to incur significant expenses and increasing operating losses for at least the next several years as we continue our clinical development of, and seek regulatory approval for, cytisine and add personnel necessary to operate as a public company with an advanced clinical candidate. We expect that our operating losses will fluctuate significantly from quarter to quarter and year to year due to timing of clinical development programs and efforts to achieve regulatory approval.

Our current capital resources are insufficient to fund our planned operations for the next 12 months. We will continue to require substantial additional capital to continue our clinical development activities. Accordingly, we will need to raise substantial additional capital to continue to fund our operations from the sale of our securities, partnering arrangements or other financing transactions in order to finance the commercialization of our product candidate. The current financing environment in the United States, particularly for biotechnology companies like us, is exceptionally challenging and we can provide no assurances as to when such environment will improve. For these reasons, among others, we cannot be certain that additional financing will be available when and as needed or, if available, that it will be available on acceptable terms. If financing is available, it may be on terms that adversely affect the interests of our existing stockholders. If adequate financing is not available, we may need to continue to reduce or eliminate our expenditures for research and development of cytisine, and may be required to suspend development of cytisine. Our actual capital requirements will depend on numerous factors, including:

•	our commercialization activities and arrangements;

•	the progress and results of our research and development programs;

•	the progress of our pre-clinical and clinical testing;

•	the time and cost involved in obtaining regulatory approvals for our product candidate;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights with respect to our intellectual property;

•	the effect of competing technological and market developments;

•	the effect of changes and developments in our existing collaborative, licensing and other relationships; and

•	the terms of any new collaborative, licensing and other arrangements that we may establish.

We may not be able to secure sufficient financing on acceptable terms, or at all. Without additional funds, we may be forced to delay, scale back or eliminate some of our research and development activities or other operations and potentially delay product development in an effort to provide sufficient funds to continue our operations. If any of these events occur, our ability to achieve our development and commercialization goals would be adversely affected.

We have never generated any revenue from product sales and may never be profitable.

We have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaborators, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize cytisine. We do not anticipate generating revenue from product sales for the foreseeable future. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and development of cytisine;

•	obtaining regulatory and marketing approvals for cytisine;

•

manufacturing product and establishing and maintaining supply and manufacturing relationships with third parties that are commercially feasible, satisfy regulatory requirements and meet our supply needs in sufficient quantities to satisfy market demand for cytisine, if approved;

•	marketing, launching and commercializing any product for which we obtain regulatory and marketing approval, either directly or with a collaborator or distributor;

•	obtaining reimbursement or pricing for cytisine that supports profitability;

•	gaining market acceptance of cytisine as a treatment option;

•	addressing any competing products including the potential for generic cytisine products;

•	protecting and enforcing our intellectual property rights, if any, including patents, trade secrets, and know-how;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter; and
•	attracting, hiring, and retaining qualified personnel.

Even if a product candidate that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing that candidate. Additionally, if we are not able to generate sufficient revenue from the sale of any approved products to cover our operating costs, we may never become profitable. If we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidate may receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidate in those markets.

We are dependent upon a single company for the manufacture and supply of cytisine.

Our single product candidate, cytisine, has been in-licensed from a third party. We are required to continue to contract with Sopharma AD, or Sopharma, to continue our development and commercialization, if any, of cytisine pursuant to a supply agreement with Sopharma. If the supply agreement with Sopharma is terminated, we will need to develop or acquire alternative supply and manufacturing capabilities for cytisine, which we may not be able to do on commercially viable terms or at all.

If we are unable to successfully commercialize cytisine due to failure to obtain regulatory approval or due to other risk factors outlined herein, our business, financial condition, and results of operations will be materially harmed as cytisine is currently our sole product candidate.

We recently completed the merger with OncoGenex Pharmaceuticals, Inc. and the failure to integrate successfully the operations of the combined company could adversely affect our future results.

Our success will depend, in significant part, on our ability to realize the anticipated benefits from combining the operations of the combined Achieve-OncoGenex enterprise. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in our failure to achieve some or all of the anticipated benefits of the merger. Potential difficulties that may be encountered in the integration process include the following:

•	using our cash and assets efficiently to develop our business;

•	appropriately managing our liabilities;

•	potential unknown or currently unquantifiable liabilities associated with the merger and our operations;

•	operating as a public company under our combined management team, some members of which have limited public company experience; and

•	performance shortfalls as a result of the diversion of the management’s attention caused by integrating the companies’ operations.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

We incur significant legal, accounting and other expenses associated with public company reporting requirements. We also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and The Nasdaq Capital Market. These rules and regulations impose significant legal and financial compliance costs and make some activities more time-consuming and costly. For example, our management team consists of certain executive officers of Achieve prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. In addition, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers, which may adversely affect investor confidence in our post-merger company and could cause our business or stock price to suffer.

Recently enacted comprehensive tax reform bills could increase our tax burden and adversely affect our business and financial condition.

The U.S. government has recently enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate.

In addition, beginning in 2022, the newly enacted tax legislation will require research and experimental expenditures to be capitalized and amortized ratably over a five-year period. Any such expenditures attributable to research conducted outside the U.S. must be capitalized and amortized over a 15-year period.

Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law.

Our principal stockholders own a significant percentage of our stock and will be able to exert significant control over us on matters subject to stockholder approval.

Our principal stockholders and their affiliates currently beneficially own approximately 57.3% of our outstanding voting stock. Therefore, these stockholders have the ability, and may continue to have the ability, to influence us through this ownership position. These stockholders are able to determine some or all matters involving us that require stockholder approval. For example, these stockholders, acting together, are able to control elections of directors, amendments of organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This control may prevent or discourage unsolicited acquisition proposals or offers for our common stock.

Risks Related to the Development of Our Product Candidate Cytisine

Cytisine is currently our sole product candidate and there is no guarantee that we will be able to successfully develop and commercialize cytisine.

We are currently dependent on the potential development of a single product candidate, cytisine. We are still developing our sole product candidate, and cytisine cannot be marketed or sold in the United States or in foreign markets until regulatory approval has been obtained from the U.S. Food and Drug Administration, or the FDA, or applicable foreign regulatory agencies. The process of obtaining regulatory approval is expensive and time consuming. The FDA and foreign regulatory authorities may never approve cytisine for sale and marketing, and even if cytisine is ultimately approved, regulatory approval may be delayed or limited in the United States or in other jurisdictions. Even if we are authorized to sell and market cytisine in one or more markets, there is no assurance that we will be able to successfully market cytisine or that cytisine will achieve market acceptance sufficient to generate profits. Failure to develop cytisine, to obtain regulatory approval for cytisine, to successfully market cytisine, or to generate profits from the sale of cytisine would have material adverse effects on our business, financial condition, and results of operations.

Results of earlier clinical trials of cytisine are not necessarily predictive of future results, and any advances of cytisine into clinical trials may not have favorable results or receive regulatory approval.

Even if our clinical trials are completed as planned, we cannot be certain that their results will be consistent with the results of the earlier clinical trials of cytisine. Positive results in pre-clinical testing and past clinical trials with respect to the safety and efficacy of cytisine do not ensure that results from subsequent clinical trials will also be positive, and we cannot be sure that the results of subsequent clinical trials will replicate the results of prior clinical trials and pre-clinical testing. This failure may cause us to abandon cytisine, which would negatively affect our ability to generate any product revenues.

Clinical trials are costly, time consuming and inherently risky, and we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Clinical development is expensive, time consuming and involves significant risk. We cannot guarantee that any clinical trial will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of development. Events that may prevent successful or timely completion of clinical development include, but are not limited to:

•	inability to generate satisfactory pre-clinical, toxicology, or other in vivo or in vitro data or diagnostics to support the initiation or continuation of clinical trials;

•

delays in reaching agreement on acceptable terms with clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required institutional review board, or IRB, approval at each clinical trial site;

•	failure to permit the conduct of a clinical trial by regulatory authorities, after review of an investigational new drug or equivalent foreign application or amendment;

•	delays in recruiting qualified patients in its clinical trials;

•	failure by clinical sites, CROs or other third parties to adhere to clinical trial requirements;

•	failure by clinical sites, CROs or other third parties to perform in accordance with the good clinical practices requirements of the FDA or applicable foreign regulatory guidelines;

•	patients terminating enrollment in our clinical trials;

•	adverse events or tolerability issues significant enough for the FDA or other regulatory agencies to put any or all clinical trials on hold;

•	animal toxicology issues significant enough for the FDA or other regulatory agencies to disallow investigation in humans;

•	occurrence of adverse events associated with our product candidate;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	the cost of clinical trials of cytisine;

•

negative or inconclusive results from our clinical trials which may result in us deciding, or regulators requiring us, to conduct additional clinical trials or abandon development programs in other ongoing or planned indications for cytisine; and

•	delays in the time for manufacture of sufficient quantities of cytisine for use in clinical trials.

Any inability to successfully complete clinical development and obtain regulatory approval for cytisine could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to cytisine, we may need to conduct additional pre-clinical trials or the results obtained from such new formulation may not be consistent with previous results obtained. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow competitors to develop and bring products to market before we do, which could impair our ability to successfully commercialize cytisine and may harm our business and results of operations.

Cytisine may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial viability of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by cytisine could cause us or regulatory authorities to interrupt, delay, or terminate clinical trials or even if approved, result in a restrictive label or delay regulatory approval by the FDA or comparable foreign authorities.

Additionally, even if cytisine receives marketing approval, and we or others later identify undesirable side effects caused by cytisine, potentially significant negative consequences could result, including but not limited to:

•	regulatory authorities may withdraw approvals of cytisine;

•	regulatory authorities may require additional warnings on the cytisine label;

•

we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of cytisine, even if approved, and could significantly harm our business, results of operations, and prospects.

Our product development program may not uncover all possible adverse events that patients who take cytisine or our other product candidates may experience. The number of subjects exposed to cytisine or our other product candidates and the average exposure time in the clinical development program may be inadequate to detect rare adverse events, or chance findings, that may only be detected once the product is administered to more patients and for greater periods of time.

Clinical trials by their nature utilize a sample of the potential patient population. However, we cannot be fully assured that rare and severe side effects of cytisine will be uncovered. Such rare and severe side effects may only be uncovered with a significantly larger number of patients exposed to cytisine. If such safety problems occur or are identified after cytisine reaches the market in the United States, or if such safety problems occur or are identified in foreign markets where cytisine is currently marketed, the FDA may require that we amend the labeling of cytisine or recall it, or may even withdraw approval for cytisine.

If the use or misuse of cytisine harms patients, or is perceived to harm patients even when such harm is unrelated to cytisine, our regulatory approvals, if any, could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims. If we are unable to obtain adequate insurance or are required to pay for liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage, a material liability claim could adversely affect our financial condition.

The use or misuse of cytisine in clinical trials and the sale of cytisine if marketing approval is obtained, exposes us to the risk of potential product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product. There is a risk that cytisine may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. During the course of treatment, patients may suffer adverse events for reasons that may be related to cytisine. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market cytisine, if any, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which an adverse event is unrelated to cytisine, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may delay our regulatory approval process or impact and limit the type of regulatory approvals cytisine receives or maintains. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

If we obtain marketing approval for cytisine, we will need to expand our insurance coverage to include the sale of commercial products. There is no way to know if we will be able to continue to obtain product liability coverage and obtain expanded coverage if we require it, in sufficient amounts to protect us against losses due to liability, on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage. Where we have provided indemnities in favor of third parties under our agreements with them, there is also a risk that these third parties could incur liability and bring a claim under such indemnities. An individual may bring a product liability claim against us alleging that cytisine causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. Any product liability claim brought against us, with or without merit, could result in:

•	withdrawal of clinical trial volunteers, investigators, patients or trial sites or limitations on approved indications;

•	the inability to commercialize, or if commercialized, decreased demand for, cytisine;

•	if commercialized, product recalls, withdrawals of labeling, marketing or promotional restrictions or the need for product modification;

•	initiation of investigations by regulators;

•	loss of revenues;

•	substantial costs of litigation, including monetary awards to patients or other claimants;

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay ourselves;

•	an increase in our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;

•	the diversion of management’s attention from our business; and

•	damage to our reputation and the reputation of our products and our technology.

Product liability claims may subject us to the foregoing and other risks, which could have a material adverse effect on our business, financial condition or results of operations.

The development of our product candidate is dependent upon securing sufficient quantities of cytisine from the Laburnum anagyroides plant, which plant grows in a limited number of locations outside of the United States.

The therapeutic component of our product candidate, cytisine, is derived from the seeds of the Laburnum anagyroides plant, which grows in the mountains of Southern Europe. We currently secure cytisine exclusively from Sopharma, a Bulgarian third-party supplier. Our current supply agreement with Sopharma expires on July 28, 2037, unless extended by mutual agreement of us and Sopharma. There can be no assurances that Laburnum anagyroides will continue to grow in sufficient quantities to meet commercial supply requirements or that the countries from which we can secure Laburnum anagyroides will continue to allow the exportation of cytisine. Sopharma currently has planted approximately 225 acres of Laburnum trees, saplings and seedlings in multiple locations in Central and Eastern Bulgaria and is in the process of planting another 150 acres. Sopharma plans to plant additional trees to manage supply for major markets. Each tree takes approximately four to five years to reach maturity for harvesting and has a productive life expectancy of 20 to 25 years. Although Sopharma has plans to plant significant numbers of additional trees, there is no guarantee that they will do so or that the trees will produce the anticipated yield of cytisine. In the event we are no longer able to obtain cytisine from Sopharma, or in sufficient quantities, we may not be able to produce our proposed products and our business will be adversely affected.

Our business may be negatively affected by weather conditions and the availability of natural resources, as well as by climate change.

In recent years, extreme weather events and changing weather patterns such as storms, flooding, drought, and temperature changes, appear to have become more common. The production of cytisine from the Laburnum anagyroides plant depends on the availability of natural resources, including sufficient rainfall. Our exclusive supplier of cytisine, Sopharma, could be adversely affected if it experiences a shortage of fresh water due to droughts or other weather conditions. As a result of such events, we could experience cytisine shortages from Sopharma, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the manufacturing and other operations of Sopharma are located near earthquake fault lines in Sofia, Bulgaria. In the event of a major earthquake, we could experience business interruptions from the disruption of our cytisine supplies, which could have a material adverse effect on our business, financial condition and results of operations.

We may conduct clinical trials internationally, which may trigger additional risks.

If we decide to conduct clinical trials in Europe or other countries outside of the United States, we will have additional regulatory requirements that we will have to meet in connection with our manufacturing, distribution, use of data and other matters. The failure of us to meet such regulatory requirements could delay our clinical trials, the approval, if any, of cytisine by the FDA, or the commercialization of cytisine, or result in higher costs or deprive us of potential product revenues.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we may forego or delay pursuit of opportunities with some programs or product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or more profitable market opportunities. Our spending on current and future research and development programs and future product candidates for specific indications may not yield any commercially viable products. We may also enter into additional strategic collaboration agreements to develop and commercialize some of our programs and potential product candidates in indications with potentially large commercial markets. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

Risks Related to Regulatory Approval of Cytisine and Other Legal Compliance Matters

If we do not obtain the necessary regulatory approvals in the United States and/or other countries, we will not be able to sell cytisine.

We will need approval from the FDA, to commercialize cytisine in the United States and approvals from similar regulatory authorities in foreign jurisdictions to commercialize cytisine in those jurisdictions. In order to obtain FDA approval of cytisine, we must submit an NDA to the FDA, demonstrating that cytisine is safe, pure and potent, and effective for its intended use. This demonstration requires significant research including completion of clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depending upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our clinical trials will demonstrate the safety and efficacy of cytisine or if the results of any clinical trials will be sufficient to advance to the next phase of development or for approval from the FDA. We also cannot predict whether our research and clinical approaches will result in data that the FDA considers safe and effective for the proposed indications of cytisine. The FDA has substantial discretion in the product approval process. The approval process may be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. While we intend to begin a pivotal Phase 3 trial in the first half of 2018, the FDA may require us to conduct additional Phase 3 trials, including if it deems the earlier trials involving cytisine to be insufficient or not available to support a single additional Phase 3 trial. Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our applications. We may never obtain regulatory approval for cytisine. Failure to obtain approval from the FDA or comparable regulatory authorities in foreign jurisdictions to commercialize cytisine will leave us without saleable products and therefore without any source of revenues. In addition, the FDA may require us to conduct additional clinical testing or to perform post-marketing studies, as a condition to granting marketing approval of a product or permit continued marketing, if previously approved. If conditional marketing approval is obtained, the results generated after approval could result in loss of marketing approval, changes in product labeling, and/or new or increased concerns about the side effects or efficacy of a product. The FDA has significant post-market authority, including the explicit authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with FDA-approved risk evaluation and mitigation strategies. The FDA’s exercise of its authority has in some cases resulted, and in the future could result, in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on sales of approved products. In foreign jurisdictions, the regulatory approval processes generally include the same or similar risks as those associated with the FDA approval procedures described above.

We cannot be certain that we will receive the approvals necessary to commercialize cytisine for sale either within or outside the United States.

Even if we obtain regulatory approval for cytisine, we will remain subject to ongoing regulatory requirements in connection with the sale and distribution of cytisine.

Even if cytisine is approved by the FDA or comparable foreign regulatory authorities, we will be subject to ongoing regulatory requirements with respect to manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing clinical trials, and submission of safety, efficacy and other post-approval information, including both federal and state requirements in the United States and the requirements of comparable foreign regulatory authorities. Compliance with such regulatory requirements will likely be costly and the failure to comply would likely result in penalties, up to and including, the loss of such approvals from the FDA or comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to continuously comply with FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, regulations and corresponding foreign regulatory manufacturing requirements. As such, we, Sopharma and other contract manufacturers, if any, will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or marketing authorization application.

Ongoing post-approval monitoring and clinical trial obligations may be costly to us and the failure to meet such obligations may result in the withdrawal of such approvals.

Any regulatory approvals that we receive for cytisine, if any, may be subject to limitations on the approved indicated uses for which cytisine may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of cytisine. We will be required to report adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing product safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. If our original marketing approval for cytisine was obtained through an accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial in order to confirm the clinical benefit for our products. An unsuccessful post-marketing clinical trial or failure to complete such a trial could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, the regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or
•	require a product recall.

Any government investigation of alleged violations of law would be expected to require us to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to develop and commercialize our products and the value of us and our operating results would be adversely affected.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for cytisine and begin commercializing it in the United States, our operations may be subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes specified requirements relating to the privacy, security, and transmission of individually identifiable health information;

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HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes specified requirements relating to the privacy, security, and transmission of individually identifiable health information;

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the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Health Care Reform Law, requires manufacturers of products, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including governmental and private payors, to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require product manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and its results of operations.

Healthcare legislative and executive reform measures may have a material adverse effect on our business, financial condition or results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Health Care Reform Law was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Health Care Reform Law, among other things, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted, or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of specified branded prescription products, and promotes a new Medicare Part D coverage gap discount program.

On January 20, 2017, President Donald Trump issued an Executive Order to initiate the repeal of the Health Care Reform Law and we expect that additional state and federal healthcare measures under the Trump administration will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand or lower pricing for cytisine, or additional pricing pressures. Currently, the Health Care Reform Law provides coverage for smoking cessation-related activities, including two counseling attempts for smoking cessation per year and prescription drugs for smoking cessation, but not over-the-counter treatments. If these provisions are repealed, in whole or in part, our business, financial condition, or results of operations could be negatively affected.

The United Kingdom is currently a member state of the European Union. However, the United Kingdom has signaled its intention to withdraw from the European Union (commonly known as Brexit). If Brexit, which is likely to occur in 2019, does occur, the United Kingdom will no longer be a member state within the European Union. Since a significant portion of the regulatory framework in the United Kingdom is derived from the regulations of the European Union, Brexit could materially change the regulatory framework applicable to the approval of cytisine, which could have a material adverse effect on us and our operations. Brexit may also result in other significant regulatory and legislative changes in the United Kingdom, which could, for example, affect the pricing of pharmaceutical products in the United Kingdom, which could in turn result in diminished performance for us. Even if the substance of regulatory changes resulting from Brexit does not have a significant impact on our operations, it is reasonable to expect that we would incur potentially significant costs in connection with complying with any new regulations. Further, the European Medicines Agency is currently located in the United Kingdom. It is possible that Brexit would result in the relocation of the European Medicines Agency or disruption to the European Medicines Agency’s review process, either of which could have an adverse effect on our operations in the United Kingdom and the European Union.

Brexit may also have adverse effects on potential customers and collaborators of ours, which could indirectly have an adverse effect on us.

Risks Related to our Business Operations

It is difficult to evaluate our current business, predict our future prospects and forecast our financial performance and growth.

To date our business activities have been focused primarily on the development and regulatory approval of cytisine and its various alternative forms. Although we have not generated revenue to date, we expect that, after any regulatory approval, any receipt of revenue will be attributable to sales of cytisine, primarily in the United States, the European Union (including the United Kingdom) and Japan. Because we devote substantially all of our resources to the development of cytisine and rely on cytisine as our sole source of potential revenue for the foreseeable future, any factors that negatively impact this product, or result in decreasing product sales, would materially and adversely affect our business, financial condition and results of operations.

Our future success depends in part on our ability to attract, retain, and motivate other qualified personnel.

We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our development and commercialization efforts for our existing and future product candidates. We expect to need additional scientific, technical, operational, financial and other personnel. Our success depends on our continued ability to attract, retain and motivate highly qualified personnel, such as management, clinical and preclinical personnel, including our executive officers Richard Stewart, John Bencich, Cindy Jacobs, Anthony Clarke and Jaime Welch. In addition, although we have entered into employment agreements with each of Mr. Stewart, Mr. Bencich, Dr. Jacobs, Dr. Clarke and Ms. Welch, such agreements permit those executives to terminate their employment with us at any time, subject to providing us with advance written notice

We may not be able to attract and retain personnel on acceptable terms, if at all, given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in development and commercialization of cytisine may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of our current personnel may impede the progress of our research, development, and commercialization objectives and would negatively impact our ability to succeed in our product development strategy.

We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.

We may need to divert a disproportionate amount of our attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in its infrastructure, operational mistakes, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Risks Related to Our Reliance on Third Parties

We expect to continue to rely on third parties to manufacture cytisine for use in clinical trials, and we intend to exclusively rely on Sopharma to produce and process cytisine, if approved. Our commercialization of cytisine could be stopped, delayed or made less profitable if Sopharma fails to obtain approval of government regulators, fails to provide us with sufficient quantities of product, or fails to do so at acceptable quality levels or prices.

We do not currently have nor do we currently plan to develop the infrastructure or capability internally to manufacture our clinical supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture cytisine on a clinical or commercial scale. We currently exclusively rely on Sopharma to manufacture cytisine for use in clinical trials and plan to continue relying on Sopharma to manufacture cytisine on a commercial scale, if approved.

Our reliance on Sopharma exposes us to the following additional risks:

•	Sopharma might be unable to timely manufacture cytisine or produce the quantity and quality required to meet our clinical and commercial needs, if any;

•	we may be unable to identify manufacturers other than Sopharma on acceptable terms or at all;

•	Sopharma may not be able to execute our manufacturing procedures appropriately;

•

Sopharma may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;

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Sopharma is or will be subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMPs and other government regulations and corresponding foreign standards. We do not have control over Sopharma’s compliance with these regulations and standards;

•	we may not own, or may have to share, the intellectual property rights to any improvements made by Sopharma in the manufacturing process for cytisine;

•	we do not own the intellectual property rights to cytisine, and Sopharma could license such rights to third parties or begin supplying other third parties with cytisine; and

•	Sopharma could breach or terminate their agreement with us.

Each of these risks could delay our clinical trials, the approval, if any of cytisine by the FDA or the commercialization of cytisine or result in higher costs or deprive us of potential product revenue.

The manufacture of medical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of medical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in the supply of cytisine or in the Sopharma manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot be assured that any stability or other issues relating to the manufacture of cytisine will not occur in the future. Additionally, Sopharma may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or political instability in the countries in which Sopharma conducts its operations. If Sopharma were to encounter any of these difficulties, or otherwise fail to comply with its contractual obligations, our ability to provide our product candidate to patients in clinical trials could be delayed or suspended. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Similar political instability could also harm the commercial production and supply of cytisine in the event that cytisine is ultimately approved for commercial sale.

We rely on third parties to conduct our clinical trials and perform other services. If these third parties do not successfully perform and comply with regulatory requirements, we may not be able to successfully complete clinical development, obtain regulatory approval or commercialize cytisine and our business could be substantially harmed.

We plan to rely upon third-party CROs to conduct, monitor and manage our ongoing clinical programs. We rely on these parties for execution of clinical trials and manage and control only some aspects of their activities. We remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with all applicable laws, regulations and guidelines, including those required by the FDA and comparable foreign regulatory authorities for all of our product candidates in clinical development. If we or any of our CROs or vendors fail to comply with applicable laws, regulations and guidelines, the results generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be assured that our CROs and other vendors will meet these requirements, or that upon inspection by any regulatory authority, such regulatory authority will determine that efforts, including any of our clinical trials, comply with applicable requirements. Our failure to comply with these laws, regulations and guidelines may require us to repeat clinical trials, which would be costly and delay the regulatory approval process.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs in a timely manner or do so on commercially reasonable terms. In addition, our CROs may not prioritize our clinical trials relative to those of other customers and any turnover in personnel or delays in the allocation of CRO employees by the CRO may negatively affect our clinical trials. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, continued development of cytisine may be delayed or terminated and we may not be able to meet our current plans with respect to cytisine. CROs may also involve higher costs than anticipated, which could negatively affect our financial condition and operations.

We may not be able to establish or maintain the third-party relationships that are necessary to develop or potentially commercialize cytisine.

Our business plan relies heavily on third party collaborators, partners, licensees, clinical research organizations, clinical investigators, vendors or other third parties to support our research and development efforts and to conduct clinical trials for cytisine. We cannot guarantee that we will be able to successfully negotiate agreements for, or maintain relationships with, these third parties on a commercially reasonable basis, if at all. If we fail to establish or maintain such third-party relationships as anticipated, our business could be adversely affected.

We may be unable to realize the potential benefits of any collaborations which we may enter into with other companies for the development and commercialization of cytisine.

We may enter into a collaboration with third parties concerning the development and/or commercialization of cytisine; however, there is no guarantee that any such collaboration will be successful. Collaborations may pose a number of risks, including:

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collaborators often have significant discretion in determining the efforts and resources that they will apply to the collaboration, and may not commit sufficient resources to the development, marketing or commercialization of cytisine;

•	collaborators may not perform their obligations as expected;

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any such collaboration may significantly limit our share of potential future profits from the associated program, and may require us to relinquish potentially valuable rights to cytisine, or other potential products or proprietary technologies or grant licenses on terms that are not favorable to us;

•	collaborators may cease to devote resources to the development or commercialization of cytisine if the collaborators view cytisine as competitive with their own products or product candidates;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the course of development, might cause delays or termination of the development or commercialization of cytisine, and might result in legal proceedings, which would be time consuming, distracting and expensive;

•	collaborators may be impacted by changes in their strategic focus or available funding, or business combinations involving them, which could cause them to divert resources away from the collaboration;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	the collaborations may not result in us achieving revenues to justify such transactions; and

•	collaborations may be terminated and, if terminated, may result in a need for us to raise additional capital to pursue further development or commercialization of cytisine.

As a result, a collaboration may not result in the successful development or commercialization of cytisine.

We enter into various contracts in the normal course of our business in which we indemnify the other party to the contract. In the event we have to perform under these indemnification provisions, it could have a material adverse effect on our business, financial condition and results of operations.

In the normal course of business, we enter into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to our academic and other research agreements, we typically indemnify the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which we have secured licenses, and from claims arising from our or our sublicensees’ exercise of rights under the agreement. With respect to our collaboration agreements, we indemnify our collaborators from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party. With respect to consultants, we indemnify them from claims arising from the good faith performance of their services.

Should our obligation under an indemnification provision exceed applicable insurance coverage or if we were denied insurance coverage, our business, financial condition and results of operations could be adversely affected. Similarly, if we are relying on a collaborator to indemnify us and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify us, our business, financial condition and results of operations could be adversely affected.

Risks Related to Commercialization of Cytisine

We face substantial competition and our competitors may discover, develop or commercialize products faster or more successfully than us.

The development and commercialization of new products is highly competitive. We face competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, universities and other research institutions worldwide with respect to cytisine and the other product candidates that we may seek to develop or commercialize in the future. We are aware that many companies have therapeutics marketed or in development for smoking cessation, including, Pfizer Inc., GlaxoSmithKline Plc, Merck & Co., Novartis, Pharmacia Polanica, Invion, Embera Neurotherapeutics, Redwood Scientific Technologies, Inc., 22nd Century Group, Inc., Quit4Good, zpharm, Chrono Therapeutics, NAL Pharmaceuticals, Selecta Biosciences, Aradigm, Aflofarm and others.

Many of our competitors have substantially greater financial, name recognition, manufacturing, marketing, research, technical and other resources than us. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Further, our competitors may develop new products that are safer, more effective or more cost-efficient than cytisine. Large pharmaceutical companies in particular have extensive expertise in pre-clinical and clinical testing and in obtaining regulatory approvals for products. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors. Failure of cytisine to effectively compete against established treatment options or in the future with new products currently in development would harm our business, financial condition, results of operations and prospects.

The commercial success of cytisine will depend upon the degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Failure to obtain or maintain adequate reimbursement or insurance coverage for products, if any, could limit our ability to market cytisine and decrease our ability to generate revenue.

Even with the approvals from the FDA and comparable foreign regulatory authorities, the commercial success of cytisine will depend in part on the health care providers, patients, and third-party payors accepting cytisine as medically useful, cost-effective, and safe. Cytisine may not gain market acceptance by physicians, patients and third-party payors. The degree of market acceptance of cytisine will depend on a number of factors, including but not limited to:

•	the efficacy, if any, of cytisine as demonstrated in clinical trials and potential advantages over competing treatments, if any;

•	the clinical indications for which approval is granted, if any, including any limitations or warnings contained in cytisine’s approved labeling;

•	the cost of treatment;

•	the perceived ratio of risk and benefit of these therapies by physicians and the willingness of physicians to recommend the product to patients based on such risks and benefits;

•	the marketing, sales and distribution support for cytisine;

•	the publicity concerning cytisine or competing products and treatments;

•	the pricing and availability of third-party insurance coverage and reimbursement; and

•	negative perceptions or experiences with our competitor’s products may be ascribed to cytisine; and

•	availability of cytisine from other suppliers and/or distributors.

Even if cytisine displays a favorable efficacy and safety profile upon approval, market acceptance of cytisine remains uncertain. Efforts to educate the medical community and third-party payors on the benefits of cytisine, if any, may require significant investment and resources and may never be successful. Additionally, third-party payors, including governmental and private insurers, may also encourage the use of generic products instead of cytisine, or a generic version of cytisine, which require a prescription. If our products fail to achieve an adequate level of acceptance by physicians, patients, third-party payors, and other health care providers, we will not be able to generate sufficient revenue to become or remain profitable.

The pricing, coverage, and reimbursement of cytisine, if any, must be sufficient to support our commercial efforts and other development programs and the availability and adequacy of coverage and reimbursement by third-party payors, including governmental and private insurers, are essential for most patients to be able to afford treatments. Sales of cytisine, if any, will depend substantially, both domestically and abroad, on the extent to which the costs of cytisine will be paid for or reimbursed by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or government payors and private payors. If coverage and reimbursement are not available, or are available only in limited amounts, we may have to subsidize or provide cytisine for free or we may not be able to successfully commercialize cytisine.

In addition, there is significant uncertainty related to the insurance coverage and reimbursement for newly approved products. In the United States, the principal decisions about coverage and reimbursement for new products are typically made by the Centers for Medicare and Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel product candidates such as cytisine and what reimbursement codes cytisine may receive if approved.

Outside the United States, selling operations are generally subject to extensive governmental price controls and other price-restrictive regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of products. In many countries, the prices of products are subject to varying price control mechanisms as part of national health systems. Price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products, if any. Accordingly, in markets outside the United States, the potential revenue may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and private payors in the United States and abroad to limit or reduce healthcare costs may result in restrictions on coverage and the level of reimbursement for new products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with products due to the increasing trend toward managed healthcare, including the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription products has and is expected to continue to increase in the future. As a result, profitability of cytisine, if any, may be more difficult to achieve even if regulatory approval is received.

Sopharma may breach its supply agreement with us and sell cytisine into our territories or permit third parties to export cytisine into our territories and negatively affect our commercialization efforts of our products in our territories.

We are currently dependent on the exclusivity provisions of our supply agreement with Sopharma to conduct our business and to prevent Sopharma from competing, directly and indirectly, with us in the United States and Western Europe. If Sopharma were to breach the exclusivity provisions of the supply agreement with us and sell or distribute cytisine directly into our territories or permit third parties to export cytisine into our territories, among other things, the increase in competition within our anticipated markets could have a material adverse effect on our business, results of operations and financial condition.

The illegal distribution and sale by third parties of counterfeit versions of cytisine, stolen products, or alternative third party distribution and sale of cytisine could have a negative impact on our financial performance or reputation.

Cytisine is not patentable in the United States as it is a naturally occurring substance. As such, third parties are able to manufacture, sell or distribute cytisine without royalties or other payments to us and compete with our products in the United States and potentially worldwide and negatively impact our commercialization efforts of our products. We are aware of additional cytisine products approved in several European countries and we may not be able to block other third parties from launching generic versions of cytisine. Other than regulatory exclusivity or other limitations, there may be little to nothing to stop these third parties from manufacturing, selling or distributing cytisine. Because we have no ability to set rigorous safety standards or control processes over third party manufacturers, sellers or distributors of cytisine, excluding Sopharma, these formulations of cytisine may be unsafe or cause adverse effects to patients and negatively impact the reputation of cytisine as a safe and effective smoking cessation aid.

Third parties could illegally distribute and sell counterfeit versions of cytisine, especially on online marketplaces, which do not meet the rigorous manufacturing and testing standards under cGMP. Counterfeit products are frequently unsafe or ineffective, and may even be life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient or no active pharmaceutical ingredients at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Reports of adverse reactions to counterfeit products, increased levels of counterfeiting, or unsafe cytisine products could materially affect patient confidence in our cytisine product. It is possible that adverse events caused by unsafe counterfeit or other non-Achieve cytisine products will mistakenly be attributed to our cytisine product. In addition, thefts of inventory at warehouses, plants or while in-transit, which are not properly stored and which are sold through unauthorized channels could adversely impact patient safety, our reputation, and our business. Public loss of confidence in the integrity in cytisine as a result of counterfeiting, theft, or improper manufacturing processes could have a material adverse effect on our business, results of operations, and financial condition.

It is illegal to sell unapproved prescription medicines in the United States. Sopharma’s cytisine brand, Tabexä, is currently approved for sale in certain Central and Eastern European countries. Cytisine has not yet received a marketing approval from the FDA or the European Medicines Agency, and we intend to conduct the requisite clinical trials to obtain approval for the marketing of cytisine in the United States and in Europe. We are aware that products purporting to be Tabexä are available, via third party internet sites, for importation in the United States and European Union. We have no control over the authenticity of products purchased through these sites, which may be counterfeit or sourced from distributors in Central and Eastern Europe without authorization to sell into the United States or European Union.

We may attempt to form collaborations in the future with respect to cytisine, but we may not be able to do so, which may cause us to alter our development and commercialization plans.

We may attempt to form strategic collaborations, create joint ventures or enter into licensing arrangements with third parties with respect to our programs that we believe will complement or augment our existing business. We may face significant competition in seeking appropriate strategic collaborators, and the negotiation process to secure appropriate terms is time consuming and complex. We may not be successful in our efforts to establish such a strategic collaboration for cytisine on terms that are acceptable to us, or at all. This may be because cytisine may be deemed to be at too early of a stage of development for collaborative effort, our research and development pipeline may be viewed as insufficient, the competitive or intellectual property landscape may be viewed as too intense or risky, or cytisine’s patent protection insufficient, and/or third parties may not view cytisine as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile.

Any delays in identifying suitable collaborators and entering into agreements to develop and/or commercialize cytisine could delay the development or commercialization of cytisine, which may reduce our competitiveness even if we reach the market. Absent a strategic collaborator, we would need to undertake development and/or commercialization activities at our own expense. If we elect to fund and undertake development and/or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we are unable to do so, we may not be able to develop our product candidate cytisine or bring it to market and our business may be materially and adversely affected.

We may not be successful in any efforts to identify, license, discover, develop, or commercialize additional product candidates.

Although a substantial amount of our effort will focus on clinical testing, approval, and potential commercialization of cytisine, our sole product candidate, the success of our business is also expected to depend in part upon our ability to identify, license, discover, develop, or commercialize additional product candidates. Research programs to identify new product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development and commercialization for a number of reasons, including but not limited to the following:

•	Our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

•	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
•	our potential product candidates may not succeed in pre-clinical or clinical testing;

•	our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

•	competitors may develop alternatives that render our potential product candidates obsolete or less attractive;

•	potential product candidates we develop may be covered by third parties’ patents or other exclusive rights;

•	the market for a potential product candidate may change during our program so that such a product may become unreasonable to continue to develop;

•	a potential product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a potential product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, license, discover, develop, or commercialize additional product candidates, which would have a material adverse effect on our business, financial condition or results of operations and could potentially cause us to cease operations.

Risks Related to our Intellectual Property

We may not be successful in obtaining or maintaining necessary rights to cytisine, product compounds and processes for our development pipeline through acquisitions and in-licenses.

Presently, we have rights to the intellectual property through trade secrets, licenses from third parties and patent applications that we own. Our product candidate may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to third-party intellectual property rights, our business, financial condition and prospects for growth could suffer.

If we are unable to maintain effective proprietary rights for our product candidate or any future product candidates, we may not be able to compete effectively in our proposed markets.

We currently rely primarily on trade secret protection and on confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Trade secrets can be difficult to protect, however, and even where they are protected they generally provide less intellectual property protection to the holder of the trade secret than to a holder of a patent. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business, financial condition or results of operations. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

We are currently developing cytisine for smoking cessation. Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technology without infringing the patent rights of third parties. We are not aware of any patents or patent applications that would prevent the development, manufacture or marketing of cytisine for smoking cessation.

We are aware of U.S. and foreign patents and pending patent applications owned by third parties that cover certain other therapeutic uses of cytisine. We are currently monitoring these patents and patent applications. We may in the future pursue available proceedings in the U.S. and foreign patent offices to challenge the validity of these patents and patent applications. In addition, or alternatively, we may consider whether to seek to negotiate a license of rights to technology covered by one or more of such patents and patent applications for these certain additional therapeutic uses. If any third party patents or patent applications cover our product candidates or technologies in other therapeutic uses, we may not be free to manufacture or market our product candidates for additional therapeutic uses, absent such a license, which may not be available to us on commercially reasonable terms, or at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Moreover, it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future product candidate, or we may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by our activities. Additionally, pending patent applications that have been published can, subject to specified limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates.

There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidate. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidate may be subject to claims of infringement of the patent rights of third parties.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We intend to rely on patent rights for certain aspects of our product candidates and certain future product candidates. If we are unable to obtain or maintain an adequate proprietary position from this approach, we may not be able to compete effectively in our markets.

Although we rely or will rely primarily on trade secret protection as part of our intellectual property rights strategies, we also intend to rely on patent rights to protect certain aspects of our technologies and upon the patent rights of third parties from which we license certain of our technologies.

We have sought to protect our proprietary position by filing patent applications in the United Kingdom and intend to file patent applications in the United States related to future product candidates. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or at all. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that we own may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. There is no assurance that all potentially relevant prior art relating to our patent applications or our patents (once issued) have been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our future product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our future product candidates, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any future product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a future product candidate under patent protection could be reduced.

If we cannot obtain and maintain effective protection of exclusivity from our regulatory efforts and intellectual property rights, including patent protection or data exclusivity, for our product candidates, we may not be able to compete effectively and our business and results of operations would be harmed.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the U.S. Patent and Trademark Office, or the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

In a recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Cytisine is a naturally-occurring product and is not patentable. Our intellectual property strategy involves novel formulations of cytisine and there is no guarantee that such patents will be issued or if issued, will be broad enough to prevent competitors from developing competing cytisine products. Although we do not believe that any patents that may issue from our pending patent applications directed at our product candidate, if issued in their currently pending forms, as well as patent rights licensed by us, will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. Although we have written agreements and make every effort to ensure that our employees, consultants, and independent contractors do not use the proprietary information or intellectual property rights of others in their work for us, we may in the future be subject to any claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to our Common Stock

The price for our common stock is volatile.

The market prices for our common stock and that of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	our ability to raise additional capital, the terms of such capital, and our ability to continue as a going concern;

•	the ability of us or our partners to develop cytisine and other product candidates and conduct clinical trials that demonstrate such product candidates are safe and effective;

•	the ability of us or our partners to obtain regulatory approvals for cytisine or other product candidates, and delays or failures to obtain such approvals;

•	failure of any of our product candidates to demonstrate safety and efficacy, receive regulatory approval and achieve commercial success;

•	failure to maintain our existing third party license, manufacturing and supply agreements;

•	failure by us or our licensors to prosecute, maintain, or enforce our intellectual property rights;

•	changes in laws or regulations applicable to our candidates;

•	any inability to obtain adequate supply of product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new or competing products by our competitors;

•	failure to meet or exceed financial and development projections we may provide to the public;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain intellectual property protection for our technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including intellectual property or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about us, or if they issue an adverse or misleading opinions regarding our business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of our common stock us or our stockholders in the future;

•	trading volume of our common stock;

•	adverse publicity relating to our markets generally, including with respect to other products and potential products in such markets;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the our financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock. An increase in the market price of our common stock, which is uncertain and unpredictable, may be the sole source of gain from an investment in our common stock. An investment in our common stock may not be appropriate for investors who require dividend income. We have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for stockholders for the foreseeable future. Accordingly, an investment in our common stock may not be appropriate for investors who require dividend income or investors who are not prepared to bear a significant risk of losses from such an investment.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities, including in circumstances where such declines occur in close proximity to the announcement of clinical trial results. Additionally, our stock price and those of other biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If the ownership of our common stock is highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Executive officers and directors and their affiliates beneficially own or control a significant percentage of the outstanding shares of our common stock. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control, even if such a change of control would benefit the other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise

Because our recent merger resulted in an ownership change under Section 382 of the Code for OncoGenex, pre-merger net operating loss carryforwards and certain other tax attributes are now subject to limitations.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our recent merger involving OncoGenex and Achieve Life Sciences, Inc. resulted in an ownership change for OncoGenex and, accordingly, OncoGenex’s net operating loss carryforwards and certain other tax attributes will be subject to limitations on their use after the merger. Additional ownership changes in the future could result in additional limitations on the combined organization’s net operating loss carryforwards. Consequently, even if we achieve profitability, we may not be able to utilize a material portion of our net operating loss carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

Anti-takeover provisions under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our management.

Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

The sale of additional shares of common stock to LPC may cause the price of our common stock to decline and result in dilution to our existing stockholders.

Pursuant to our purchase agreement with LPC, we have the right, from time to time, in our sole discretion and subject to certain conditions, to direct LPC to purchase additional shares of common stock having an aggregate value of $10.0 million and we have exercised this right. We have directed LPC to purchase additional shares and may further direct LPC to purchase additional shares as often as every business day over the 30-month term of the Purchase Agreement in increments of up to 80,000 shares of common stock, with such amounts increasing as the closing sale price of our common stock increases. The purchase price of shares of common stock pursuant to the Purchase Agreement have been and will be based on prevailing market prices of common stock at the time of sale without any fixed discount, and we have controlled and will control the timing and amount of any sales of common stock to LPC. In addition, we have directed and we may direct LPC in the future to purchase additional amounts as accelerated purchases if on the date of a regular purchase the closing sale price of the common stock is not below $2.00 per share. The sale of additional shares of our common stock pursuant to our purchase agreement with

LPC has or will have a dilutive impact on our existing stockholders. Sales by us to LPC could cause the market price of our common stock to decline significantly. Sales of our common stock under the purchase agreement, or the perception that such sales will occur, could also encourage short sales by third parties, which could contribute to the further decline of our stock price. Additionally, the sale of a substantial number of shares of our common stock under the purchase agreement, or the perception that such sales will occur, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish.

If we raise additional capital, the terms of the financing transactions may cause dilution to existing stockholders or contain terms that are not favorable to us.

In the future, we may seek to raise additional financing through private placements or public offerings of our equity or debt securities. We cannot be certain that additional funding will be available on acceptable terms, if at all. To the extent that we raise additional financing by issuing equity securities, we may do so at a price per share that represents a discount to the then-current per share trading price of our common stock and our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on our ability to incur additional indebtedness, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business.

We are a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company” as defined in the Securities Exchange Act of 1934, and are thus allowed to provide simplified executive compensation disclosures in our filings, are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of internal control over financial reporting and have certain other decreased disclosure obligations in our SEC filings. We cannot predict whether investors will find our common stock less attractive because of our reliance on any of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to This Offering

Management will have broad discretion as to the use of proceeds from this offering and we may use the net proceeds in ways with which you may disagree.

We intend to use the net proceeds of this offering to fund the development of cytisine and for working capital and general corporate purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, intellectual property or businesses that complement our business, although we have no present commitments or agreements to this effect. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Accordingly, you will be relying on the judgment of our management on the use of net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

The offering price will be set by our Board of Directors and does not necessarily indicate the actual or market value of our common stock.

Our Board of Directors will approve the offering price and other terms of this offering after considering, among other things: the number of shares authorized in our certificate of incorporation; the current market price of our common stock; trading prices of our common stock over time; the volatility of our common stock; our current financial condition and the prospects for our future cash flows; the availability of and likely cost of capital of other potential sources of capital; and market and economic conditions at the time of the offering. The offering price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. The offering price may not be indicative of the fair value of the common stock.

The Series A Preferred Stock is an unlisted security and there is no public market for it.

There is no established public trading market for the Series A Preferred Stock, and we do not expect a market to develop. In addition, the Series A Preferred Stock is not listed, and we do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or trading system. Without an active market, the liquidity of the Series A Preferred Stock is limited, and investors may be unable to liquidate their investments in the Series A Preferred Stock.

The warrants may not have any value.

The warrants will be exercisable for five years from the closing date at an initial exercise price per share of $                    . In the event that the price of a share of our common stock does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

The warrants are subject to an issuer call.

If, after the date that is 180 days after the closing date, (i) the volume weighted average price for each of 30 consecutive trading days, or Measurement Period, which Measurement Period commences after the date that is 180 days after the closing date, exceeds 300% of the exercise price (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the initial exercise date), (ii) the average daily volume for such Measurement Period exceeds $500,000 per trading day and, (iii) the warrant holder is not in possession of any material non-public information which was provided by the Company, then the Company may, within one trading day of the end of such Measurement Period, call for cancellation of all or any portion of the warrants for which an exercise notice has not yet been delivered for consideration equal to $0.001 per warrant share. The Company’s right to call the warrants shall be exercised ratably among the holders based on the then outstanding warrants. You may be unable to reinvest your proceeds from the call in an investment with a return that is as high as the return on the warrants would have been if they had not been called.

A warrant does not entitle the holder to any rights as common stockholders until the holder exercises the warrant for shares of our common stock.

Until you acquire shares of our common stock upon exercise of your warrants, the warrants will not provide you any rights as a common stockholder. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs on or after the exercise date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties. We caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management and other statements that are not historical facts. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “should,” “will,” “could,” “plan,” “intend,” or similar expressions in this prospectus or in documents incorporated by reference into this prospectus . We intend that such forward-looking statements be subject to the safe harbors created thereby. Examples of these forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern, our anticipated future capital requirements and the terms of any capital financing agreements;

•	progress and preliminary and future results of any clinical trials;

•	anticipated regulatory filings, requirements and future clinical trials;

•	timing and amount of future contractual payments, product revenue and operating expenses; and

•	market acceptance of our products and the estimated potential size of these markets.

These forward-looking statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. Factors that might cause such a difference include the risk factors identified under the caption “Risk Factors” in  this prospectus, as well as those identified under Item 1A.“Risk Factors” in our Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2018.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents referred to or incorporated by reference, the date of those documents.

All subsequent written or oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable U.S. securities law. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $                     million, based on an assumed offering price of $                     per Class A Unit and $                     per Class B Unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate that our net proceeds will be approximately $                     million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any additional proceeds from any future conversions of the Series A Preferred Stock. We will only receive additional proceeds from the exercise of the warrants issuable in connection with this offering if the warrants are exercised and the holders of such warrants pay the exercise price in cash upon such exercise and do not utilize the cashless exercise provision of the warrants.

A $1.00 increase (decrease) in the assumed public offering price of the Class A Units (assuming no Class B Units are sold) would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of Class A Units offered by us remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each aggregate increase (decrease) of one million Class A Units (assuming no Class B Units are sold) would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the assumed public offering price of Class A Units remains the same and after deducting the estimated underwriting discounts and commissions.

We intend to use net proceeds from this offering to fund the development of cytisine and for working capital and general corporate purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, intellectual property or businesses that complement our business, although we have no present commitments or agreements to this effect. We have not yet determined the amount of net proceeds to be used specifically for any particular purpose or the timing of these expenditures. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of these securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on The Nasdaq Capital Market under the symbol “ACHV.” The last reported sale price for our common stock on May 9, 2018 was $1.29 per share. As of May 9, 2018, we had approximately 49 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. A description of the common stock that we are issuing in this offering is set forth under the heading “Description of Securities.”

The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported on The Nasdaq Capital Market:

	High	Low
Fiscal Year ended December 31, 2016
First Quarter	$13.53	$5.01
Second Quarter	$15.62	$7.48
Third Quarter	$11.33	$5.06
Fourth Quarter	$7.72	$3.64

Fiscal Year ending December 31, 2017
First Quarter	$10.18	$4.73
Second Quarter	$5.06	$3.61
Third Quarter	$6.27	$2.03
Fourth Quarter	$3.85	$1.15

Fiscal Year ending December 31, 2018
First Quarter (through March 31, 2018)	$3.20	$1.25

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

We will not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as we pay dividends on each share of Series A Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, no other dividends will be paid on the Series A Preferred Stock and we will pay no dividends (other than dividends in the form of common stock) on shares of common stock unless we simultaneously comply with the previous sentence.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of loss data for the years ended December 31, 2017, 2016 and 2015 and consolidated balance sheet data as of December 31, 2017 and 2016 set forth below have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected statements balance sheet data as of December 31, 2015 set forth below have been derived from the audited consolidated financial statements not included or incorporated by reference into this prospectus. The selected consolidated statements of loss data for the three months ended March 31, 2017 and 2018 and our consolidated balance sheet data as of March 31, 2018 set forth below have been derived from our unaudited interim condensed consolidated financial statements incorporated by reference into this prospectus. The unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period and the results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018 or any other period.

On August 1, 2017, OncoGenex Pharmaceuticals, Inc., or OncoGenex, completed a transaction, or the Arrangement, with Achieve Life Science, Inc., or Achieve, as contemplated by the Merger Agreement between Achieve and OncoGenex dated January 5, 2017. In connection with the Arrangement, Achieve was considered to be the acquiring company for accounting purposes. Accordingly, the assets and liabilities of OncoGenex were recorded, as of the effective time of the Arrangement, at their respective fair values and added to those of Achieve. The results of the operations and balance sheet data for the year ended December 31, 2017 reflect the results of only Achieve for the time period of January 1, 2017 through August 1, 2017 and the results of the combined company from August 2, 2017 through December 31, 2017. The historical results of operations and balance sheet data shown for years ended December 31, 2016 and 2015 reflect only those of Achieve prior to the Arrangement, and do not reflect the results of OncoGenex.

On               , 2018, we effected a reverse stock split of our shares of common stock at a ratio of one-for-          . As a result, every               shares of our common stock outstanding was automatically changed and reclassified into one new share of common stock. The selected consolidated financial information set forth below reflect the reverse stock split.

You should read the data set form below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K filed with the SEC on March 1, 2018, our Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018 and with our consolidated financial statements and the accompanying notes, which are incorporated by reference in this prospectus.

	December 31,			March 31,
	2017	2016	2015	2018	2017
	(in thousands except share and per share amounts)
Statements of Loss Data:
Total expenses	$6,632	$1,714	$1,223	$3,014	$321
Net loss	$(10,583)	$(1,234)	$(828)	$(3,022)	$(205)
Basic and diluted loss per common share	$(2.21)	$(58.13)	$(39.00)	$(0.24)	$(9.66)
Shares used in calculation of net loss per share
Basic and diluted	4,794,421	21,230	21,230	12,431,488	21,230

	December 31,			March 31,
	2017	2016	2015	2018
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,284	$15	$67	$4,165
Total assets	$9,892	$3,807	$4,078	$8,460
Current liabilities	$2,013	$3,073	$1,611	$2,318
Total liabilities	$2,013	$3,197	$2,238	$2,318
Additional paid-in capital	$20,556	$2,667	$2,667	$21,840
Accumulated deficit	$(12,694)	$(2,062)	$(828)	$(15,716)
Stockholders’ equity	$7,879	$610	$1,840	$6,142

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2018:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale of                      Class A Units and                      Class B Units in this offering, based on an assumed offering price of $                     per Class A Unit and $                     per Class B Unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018 and with our consolidated financial statements and the accompanying notes, which are incorporated by reference in this prospectus.

	As of March 31, 2018
	Actual	As Adjusted
	(In thousands, except share data)
Cash and cash equivalents	$4,165	$
Stockholders’ equity (deficit)
Preferred Stock, par value $0.001 per share; 5,000,000 shares authorized; no shares issued and outstanding as of March 31, 2018	—
Common Stock, par value $0.001 per share; 75,000,000 shares authorized; 12,756,752 shares issued and 12,747,932 shares outstanding as of March 31, 2018	13
Additional paid-in capital	21,840
Accumulated deficit	(15,716)
Accumulated other comprehensive income	5
Total stockholders’ equity	6,142
Total capitalization	6,142

The number of shares of common stock to be outstanding after this offering in the table above is based on 12,747,932 shares of common stock outstanding as of March 31, 2018 and excludes:

•	shares of our common stock that may be issued upon the conversion of shares of Series A Preferred Stock and the exercise of warrants issued in this offering;
•	1,112,406 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted average exercise price of $8.00 per share;
•	205,104 shares of common stock subject to restricted stock units outstanding as of March 31, 2018;
•	417.639 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $35.11 per share; and
•	1,678,907 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan as of March 31, 2018.

DILUTION

Our net tangible book value as of March 31, 2018 was approximately $2.6 million, or approximately $0.21 per share of common stock based on 12,747,932 shares outstanding. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding on that date.

After giving effect to the effect to the sale of                      Class A Units and                      Class B Units in this offering, based on an assumed offering price of $                     per Class A Unit and $                     per Class B Unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, we would have had a net tangible book value as of March 31, 2018 of approximately $      million, or $       per share of common stock. This represents an immediate increase in the net tangible book value of $       per share to our existing stockholders and an immediate dilution in net tangible book value of $         per share to the investor in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share of common stock		$
Public offering price per unit
Net tangible book value per share as of March 31, 2018	$0.21
Increase in net tangible book value per share attributable to the offering
As adjusted net tangible book value per share after giving effect to the offering
Dilution in net tangible book value per share to new investor		$

A $1.00 increase (decrease) in the assumed public offering price of the Class A Units (assuming no Class B Units are sold) would increase (decrease) our as adjusted net tangible book value per share after this offering by $         million, assuming the number of Class A Units offered by us remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each aggregate increase (decrease) of one million Class A Units (assuming no Class B Units are sold) would increase (decrease) the dilution to new investors by $          per share, assuming that the assumed public offering price of Class A Units remains the same and after deducting the estimated underwriting discounts and commissions.

The table above excludes:

•	shares of our common stock that may be issued upon the conversion of shares of Series A Preferred Stock and the exercise of warrants issued in this offering;
•	1,112,406 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2018, with a weighted average exercise price of $8.00 per share;
•	205,104 shares of common stock subject to restricted stock units outstanding as of March 31, 2018;
•	417.639 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018, with a weighted average exercise price of $35.11 per share; and
•	1,678,907 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan as of March 31, 2018.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 29, 2018, for:

(1)	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

(2)	each of our named executive officers;

(3)	each of our directors; and

(4)	all current executive officers and directors as a group.

Applicable percentage ownership is based on 12,747,932 shares of common stock outstanding at March 29, 2018. We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options or warrants, or the conversion of convertible notes, held by the respective person or group that may be exercised or converted within 60 days after March 29, 2018. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable, and notes convertible, within 60 days after March 29, 2018 are included for that person or group, but not the stock options of any other person or group.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed in the table is c/o Achieve Life Sciences, Inc., 1001 W. Broadway, Suite 400, Vancouver, British Columbia, V6H 4B1.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
5% or Greater Stockholders:
Robert Schacter(2)	1,827,426	14%
Ronald Martell(3)	833,947	7%

Named Executive Officers and Directors:
Richard Stewart(4)	2,198,588	17%
Anthony Clarke(5)	1,625,136	12%
Scott Cormack(6)	48,584	*
Cindy Jacobs(7)	19,176	*
John Bencich(8)	6,949	*
Martin Mattingly(9)	5,542	*
Stewart Parker(10)	5,291	*
Donald Joseph(11)	4,100	*
Jay Moyes(12)	4,100	*
All current officers and directors as a group (9 persons)(13)	3,741,048	29%

*	Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable, or exercisable within 60 days of March 29, 2018, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

(2)	Based solely on a Schedule 13G filed by Robert Schacter on August 11, 2017. The address for the reporting person is c/o Reedland Capital Partners, 30 Sunnyside Avenue, Mill Valley, CA 94941.

(3)

Based solely on a Schedule 13G filed by Ronald Martell on August 11, 2017. The address for the reporting person c/o Paul Hastings LLP, 101 California Street, Forty-Eighth Floor, San Francisco, CA 94111.

(4)	Represents 1,950,309 shares owned directly, 71,861 owned indirectly through his partner and 176,418 shares owned indirectly through Ricanto Limited as a principal owner.

(5)

Represents 550,455 shares owned directly, 359,305 shares owned indirectly through his spouse, 538,958 shares owned indirectly through his son and 176,418 shares owned indirectly through Ricanto Limited as a principal owner.

(6)	Represents 14,810 shares owned directly, 24,089 options, 9,685 shares owned indirectly through his spouse and exercisable within 60 days of March 29, 2018.

(7)	Represents 7,975 shares owned directly and 11,201 options exercisable within 60 days of March 29, 2018.

(8)	Represents 1,358 shares owned directly and 5,307 options and 284 RSUs exercisable within 60 days of March 29, 2018.

(9)	Represents 954 shares owned directly and 4,588 options exercisable within 60 days of March 29, 2018.

(10)	Represents 1,136 shares owned directly and 4,155 options exercisable within 60 days of March 29, 2018.

(11)	Represents 4,100 options exercisable within 60 days of March 29, 2018.

(12)	Represents 4,100 options exercisable within 60 days of March 29, 2018.

(13)

Represents for the current officers and directors as a group, 3,859,642 shares owned directly or indirectly as indicated above, and 57,540 options and 284 RSUs exercisable within 60 days of August 31, 2017.

DESCRIPTION OF SECURITIES

Units

We are offering                      Class A Units, with each Class A Unit consisting of                      shares of common stock and a warrant to purchase                      shares of our common stock at an exercise price per share of $                    , together with the shares of common stock underlying such warrants, at a public offering price of $                     per Class A Unit. The Class A Units will not be certificated and the shares of common stock and warrants part of such units are immediately separable and will be issued separately in this offering.

We are also offering to those purchasers whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of the number of Class A Units that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%),                      Class B Units. Each Class B Unit will consist of                      shares of Series A Preferred Stock, par value $0.001 per share, convertible into                      shares of common stock and a warrant to purchase                      shares of our common stock at an exercise price per share of $                    , together with the shares of common stock underlying such shares of Series A Preferred Stock and warrants, at a public offering price of $                     per Class B Unit. The Class B Units will not be certificated and the shares of Series A Preferred Stock and the warrants part of such units are immediately separable and will be issued separately in this offering.

Description of Capital Stock

The following description of our common stock and preferred stock summarizes the material terms and provisions of the common stock and preferred stock that we may issue in connection with this offering. It may not contain all the information that is important to you. For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation, as amended and restated, and our amended and restated bylaws, which were filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Under our restated certificate of incorporation, as of March 31, 2018, we had authority to issue 75,000,000 shares of our common stock, par value $0.001 per share. As of March 31, 2018, 12,747,932 shares of our common stock were issued and outstanding. All shares of our common stock will, when issued, be duly authorized, fully paid and nonassessable.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of our common stock is entitled to one vote for each share registered in his or her name. Except as may be required by law and in connection with some significant actions, such as mergers, consolidations, or amendments to our certificate of incorporation that affect the rights of stockholders, holders of our common stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a plurality of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our common stock will be entitled to share ratably in all assets that remain, subject to any rights that are granted to the holders of any class or series of preferred stock.

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our common stock are entitled to receive dividends, including dividends of our stock, as and when declared by our board of directors, subject to any limitations imposed by law and to the rights of the holders, if any, of our preferred stock. We have never paid cash dividends on our common stock. We do not anticipate paying periodic cash dividends on our common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as the board of directors deems relevant.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our certificate of incorporation and our bylaws do not restrict the ability of a holder of our common stock to transfer his or her shares of our common stock.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

Listing. Our common stock is listed on The Nasdaq Capital Market under the symbol “ACHV.”

Transfer Agent and Registrar. The transfer agent for our common stock is Computershare Investor Services, Inc.

Preferred Stock

Under our restated certificate of incorporation, we have authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. As of March 31, 2018, no shares of preferred stock were issued and outstanding.

Pursuant to our restated certificate of incorporation, we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the designation, powers, preferences, relative, participating optional or other special rights, and any qualifications, limitations and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

Description of the Series A Preferred Stock Included in the Class B Units

In connection with this offering, our board of directors will designate shares of our preferred stock as Series A Preferred Stock. The preferences and rights of the Series A Preferred Stock will be as set forth in a Certificate of Designation, or Series A Certificate of Designation, filed as an exhibit to the registration statement of which this prospectus forms a part.

In the event of a liquidation, the holders of Series A Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of the common stock in any distribution of assets of the Company to the holders of the common stock. The Series A Certificate of Designation will provide, among other things, that we shall not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as we pay dividends on each share of Series A Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the Series A Certificate of Designation will provide that no other dividends shall be paid on shares of Series A Preferred Stock and that we shall pay no dividends (other than dividends in the form of common stock) on shares of common stock unless we simultaneously comply with the previous sentence. The Series A Certificate of Designation will not provide for any restriction on the repurchase of Series A Preferred Stock by us while there is any arrearage in the payment of dividends on the Series A Preferred Stock. There will be no sinking fund provisions applicable to the Series A Preferred Stock.

With certain exceptions, as described in the Series A Certificate of Designation, the Series A Preferred Stock will have no voting rights. However, as long as any shares of Series A Preferred Stock remain outstanding, the Series A Certificate of Designation will provide that we shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Series A Certificate of Designation, (b) increase the number of authorized shares of Series A Preferred Stock or (c) effect a stock split or reverse stock split of the Series A Preferred Stock or any like event.

Each share of Series A Preferred Stock will be convertible at any time at the holder’s option into                      shares of common stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the Series A Certificate of Designation will further provide that we shall not effect any conversion of the Series A Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of Series A Preferred Stock (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise (the “Preferred Stock Beneficial Ownership Limitation”).

Additionally, subject to certain exceptions, at any time prior to the three year anniversary of the issuance of the Series A Preferred Stock, subject to the Preferred Stock Beneficial Ownership Limitation, we will have the right to cause each holder of the Series A Preferred Stock to convert all or part of such holder’s Series A Preferred Stock in the event that (i) the volume weighted average price of our common stock for 30 consecutive trading days (the “Measurement Period”) exceeds 300% of the conversion price of the preferred stock issued in this offering (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and similar transactions), (ii) the average daily trading volume for such Measurement Period exceeds $500,000 per trading day and (iii) the holder is not in possession of any information that constitutes or might constitute, material non-public information which was provided by the Company and subject to the Preferred Beneficial Ownership Limitation. Our right to cause each holder of the Series A Preferred Stock to convert all or part of such holder’s Series A Preferred Stock shall be exercised ratably among the holders of the then outstanding Series A Preferred Stock.

We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or other trading system.

The transfer agent for our Series A Preferred Stock will be Computershare Investor Services, Inc.

Description of Warrants Included in the Units

The material terms and provisions of the warrants being offered pursuant to this prospectus are summarized below. This summary of some provisions of the warrants is not complete. For the complete terms of the warrants, you should refer to the form of warrant filed as an exhibit to the registration statement of which this prospectus forms a part. Pursuant to a warrant agency agreement between us and Computershare Investor Services, Inc., as warrant agent, the warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian, on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Each Class A Unit includes a warrant to purchase                      shares of our common stock and each Class B Unit issued in this offering includes a warrants to purchase                      shares of our common stock at a price equal to $                     per share at any time for up to five years after the date of the closing of this offering. The warrants issued in this offering will be governed by the terms of a global warrant held in book-entry form. The holder of a warrant will not be deemed a holder of our underlying common stock until the warrant is exercised.

Subject to certain limitations as described below the warrants are immediately exercisable upon issuance on the closing date and expire on the five year anniversary of the closing date. Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the shares of our Common Stock then outstanding after giving effect to such exercise.

The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The warrant holders must pay the exercise price in cash upon exercise of the warrants, unless such warrant holders are utilizing the cashless exercise provision of the warrants. On the expiration date, unexercised warrants will automatically be exercised via the “cashless” exercise provision.

In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the warrants will be entitled to receive upon exercise of such warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised their warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the warrants.

Upon the holder’s exercise of a warrant, we will issue the shares of common stock issuable upon exercise of the warrant within two trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised via the “cashless” exercise provision). Prior to the exercise of any warrants to purchase common stock, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.

Warrant holders may exercise warrants only if the issuance of the shares of common stock upon exercise of the warrants is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, effective when the warrants are exercised. The warrant holders must pay the exercise price in cash upon exercise of the warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying the warrants (in which case, the warrants may only be exercised via a “cashless” exercise provision).

The warrants are callable by us in certain circumstances. Subject to certain exceptions, in the event that the warrants are outstanding, if, after the closing date, (i) the volume weighted average price of our common stock for each of 30 consecutive trading days (the “Measurement Period”), which Measurement Period commences on the closing date, exceeds 300% of the exercise price (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and similar transactions after the initial exercise date), (ii) the average daily trading volume for such Measurement Period exceeds $500,000 per trading day and (iii) the warrant holder is not in possession of any information that constitutes or might constitute, material non-public information which was provided by the Company, and subject to the Beneficial Ownership Limitation, then we may, within one trading day of the end of such Measurement Period, upon notice (a “Call Notice”), call for cancellation of all or any portion of the warrants for which a notice of exercise has not yet been delivered (a “Call”) for consideration equal to $0.001 per warrant share. Any portion of a warrant subject to such Call Notice for which a notice of exercise shall not have been received by the Call Date (as hereinafter defined) will be canceled at 6:30 p.m. (New York City time) on the tenth trading day after the date the Call Notice is sent by the Company (such date and time, the “Call Date”). Our right to call the warrants shall be exercised ratably among the holders based on the then outstanding warrants.

We do not intend to apply for listing of the warrants on any securities exchange or other trading system.

Outstanding Warrants

Prior to this offering, as of March 31, 2018, we had outstanding warrants to purchase common stock as follows:

	Total
	Outstanding	Exercise
	and	price per
	Exercisable	Share	Expiration Date
Series A Warrants issued in July 2014 financing	252,721	$44.000	July 2019
Series B Warrants issued in July 2014 financing	60,933	$44.000	July 2019
Series A-1 Warrants issued in April 2015 financing	21,748	$26.400	October 2020
Warrants issued in September 2017 financing	82,237	$3.496	March 2023

As of March 31, 2018, the fair value of these warrants was immaterial.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved preferred stock may enable our board of directors to issue shares of preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue additional preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that holders of common stock will receive dividend payments or payments upon liquidation.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our certificate of incorporation and bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•

only the chairman of the board, the chief executive office, the president or a majority of our board of directors may call special meetings of stockholders, and the business transacted at special meetings of stockholders is limited to the business stated in the notice of such meetings;

•

advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders, including certain requirements regarding the form and content of a stockholder’s notice;

•	our board of directors may designate the terms of and issue new series of preferred stock;

•	unless otherwise required by our bylaws, our certificate of incorporation or by law, our board of directors may amend our bylaws without stockholder approval; and

•	only our board of directors may fill vacancies on our board of directors.

Anti-Takeover Effects of Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL, or Section 203. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by our board of directors and authorized at a special or annual stockholders meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation of Liability and Indemnification

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for payment of dividends or approval of stock purchases or redemptions that are prohibited by the DGCL, or for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

Under the DGCL, our directors have a fiduciary duty to us that is not eliminated by this provision of the restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. This provision also does not affect our directors’ responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors or officers of the corporation, if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. Our restated certificate of incorporation provides that, to the fullest extent permitted by Section 145 of the DGCL, we shall indemnify any person who is or was a director or officer of us, or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the expenses, liabilities or other matters referred to in or covered by Section 145 of the DGCL. Our amended and restated bylaws provide that we will indemnify any person who was or is a party or threatened to be made a party to any proceeding by reason of the fact that such person is or was a director or officer of us or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL.

In addition, our bylaws authorize our board of directors to enter into indemnification contracts with each of our officers and directors. We have entered into indemnification contracts with each of our directors and executive officers. The indemnification contracts provide for the indemnification of directors and officers against all expenses, liability, and loss actually reasonably incurred to the fullest extent permitted by our certificate of incorporation, bylaws, and applicable law.

Section 145 of the DGCL also empowers a corporation to purchase insurance for its officers and directors for such liabilities. We maintain liability insurance for our officers and directors.

UNDERWRITING

We have entered into an underwriting agreement dated                 , 2018 with Ladenburg Thalmann & Co. Inc., as the representative of the underwriters named below, or the representative, and the sole book-running manager of this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase the number of our securities set forth opposite its name below.

Underwriters	Class A Units	Class B Units
Ladenburg Thalmann & Co. Inc.
Total

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the underwriters that they propose to offer the units directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may sell Class A Units or Class B Units separately to purchasers or may sell a combination of Class A Units and Class B Units to purchasers in any proportion. Any securities sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $        per share and $        per warrant.

The underwriting agreement provides that subject to the satisfaction or waiver by the representative of the conditions contained in the underwriting agreement, the underwriters are obligated to purchase and pay for all of the units offered by this prospectus.

No action has been taken by us or the underwriters that would permit a public offering of the units, or the shares of common stock, shares of preferred stock, shares of common stock underlying the preferred stock and warrants to purchase common stock included in the units, in any jurisdiction outside the United States where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the securities in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriters by us.

	Per Class A Unit(1)	Per Class B Unit(1)	Total
Public offering price
Underwriting discount to be paid to the underwriters by us(2)
Proceeds to us (before expenses)

(1)

The public offering price and underwriting discount corresponds to (x) in respect of the Class A Units (i) a public offering price per share of common stock of $        and (ii) a public offering price per warrant of $        and (y) in respect of the Class B Units (i) a public offering price per share of Series A Preferred Stock of $        and (ii) a public offering price per warrant of $        .

(2)

We have granted a 45 day option to the underwriters to purchase up to             additional shares of common stock and/or warrants to purchase shares of common stock (up to 15% of the number of shares of common stock (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock) and the number of shares of common stock underlying the warrants sold in the primary offering) at the public offering price per share of common stock and the public offering price per warrant set forth above less the underwriting discounts and commissions, solely to cover overallotments, if any.

We estimate the total expenses payable by us for this offering to be approximately $        , which amount includes (i) the underwriting discount of $        ($        if the underwriters’ overallotment option is exercised in full) and (ii) reimbursement of the accountable expenses of the representative equal to $70,000, including the legal fees of the representative being paid by us and (iii) other estimated company expenses of approximately $        , which includes legal, accounting and printing costs and various fees associated with the registration and listing of our shares.

The securities we are offering are being offered by the underwriters subject to certain conditions specified in the underwriting agreement.

Overallotment Option

We have granted to the underwriters an option exercisable not later than 45 days after the date of this prospectus to purchase up to a number of additional shares of common stock and/or warrants to purchase shares of common stock not to exceed 15% of the number of shares of common stock sold in the primary offering (including the number of shares of common stock issuable upon conversion of shares of Series A Preferred Stock, but excluding shares of common stock underlying the warrants issued in this offering and any shares of common stock issued upon any exercise of the underwriters’ overallotment option) and/or 15% of the warrants sold in the primary offering at the public offering price per share of common stock and the public offering price per warrant set forth on the cover page hereto less the underwriting discounts and commissions. The underwriters may exercise the option solely to cover overallotments, if any, made in connection with this offering. If any additional shares of common stock and/or warrants are purchased pursuant to the overallotment option, the underwriters will offer these shares of common stock and/or warrants on the same terms as those on which the other securities are being offered.

Determination of Offering Price

Our common stock is currently traded on The Nasdaq Capital Market under the symbol “ACHV.” On May 9, 2018 the closing price of our common stock was $1.29 per share. We do not intend to apply for listing of the Series A Preferred Stock or the warrants on any securities exchange or other trading system.

The public offering price of the securities offered by this prospectus will be determined by negotiation between us and the underwriters. Among the factors that will be considered in determining the public offering price of the shares:

•	our history and our prospects;

•	the industry in which we operate;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock or shares of preferred stock sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that the shares of common stock sold in this offering can be resold at or above the public offering price.

Lock-up Agreements

Our officers, directors and certain shareholders, representing                     % of our outstanding shares, have agreed with the representative to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities for 90 days following the effectiveness of the underwriting agreement, although we will be permitted to issue stock options or stock awards to directors, officers and employees under our existing plans. The lock-up period is subject to an additional extension to accommodate for our reports of financial results or material news releases. The representative may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Other Relationships

Upon completion of this offering, in certain circumstances we have granted the representative a right of first refusal to act as lead or co-lead bookrunner or lead or co-lead placement agent in connection with any subsequent public or private offering of equity securities or other capital markets financing by us. This right of first refusal extends for 10 months from the closing date of this offering. The terms of any such engagement of the representative will be determined by separate agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, Inc.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in syndicate covering transactions stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares of common stock while this offering is in progress.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions, and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our common stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we, nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities arising under the Securities Act or to contribute to payments that the underwriters may be required to make for these liabilities.

LEGAL MATTERS

Certain legal matters relating to the issuance of the securities offered by this prospectus will be passed upon for us by Fenwick & West LLP, Seattle, Washington. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC covering the units we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or other document.

We file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including this registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our Internet address is www.achievelifesciences.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission. The information found on our website is not part of this prospectus and investors should not rely on any such information in deciding whether to invest.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to incorporate the following documents into this prospectus, together with all exhibits filed therewith or incorporated therein by reference, to the extent not otherwise amended or superseded by the contents of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on March 1, 2018;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, as filed with the SEC on May 9, 2018;

•	our Current Report on Form 8-K filed with the SEC on January 24, 2018;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 19, 2018; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 27, 1995 under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition, we incorporate by reference in this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC) after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and until all offerings under this prospectus are terminated.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing, telephoning or e-mailing us at the following address, telephone number or e-mail address:

Achieve Life Sciences, Inc.

1001 W. Broadway, Suite 400

Vancouver, BC V6H 4B1

Tel: (604) 736-3678

Attn: Sandra Thomson

Copies of these filings are also available through the “Investors” section of our website at www.achievelifesciences.com. For other ways to obtain a copy of these filings, please refer to “Prospectus Summary—Available Information.”

                     Class A Units consisting of common stock and warrants and

                     Class B Units consisting of shares of Series A Preferred Stock and warrants

(and                      shares of common stock underlying shares of Series A Preferred Stock and warrants)

PROSPECTUS

Ladenburg Thalmann

                    , 2018

PART II

Information Not Required in Prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than placement agent fees and expenses, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Item	Amount to be paid
SEC registration fee	$996
FINRA filing fee	1,200
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent fees and expenses	*
Miscellaneous expenses	*
Total	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Second Amended and Restated Certificate of Incorporation, as amended and as may be further amended and in effect from time to time, which we refer to as the certificate of incorporation, provides that our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for payment of dividends or approval of stock purchases or redemptions that are prohibited by the General Corporation Law of the State of Delaware, as amended, which we refer to as the DGCL, or for any transaction from which the director derived an improper personal benefit. Under the DGCL, our directors have a fiduciary duty to us that is not eliminated by this provision of the restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. This provision also does not affect our directors’ responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors or officers of the corporation, if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The restated certificate of incorporation provides that, to the fullest extent permitted by Section 145 of the DGCL, we shall indemnify any person who is or was a director or officer of us, or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the expenses, liabilities or other matters referred to in or covered by Section 145 of the DGCL. Our amended and restated bylaws provide that we will indemnify any person who was or is a party or threatened to be made a party to any proceeding by reason of the fact that such person is or was a director or officer of us or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL. In addition, we have entered into agreements with each of our directors and officers under which, among other things, we have agreed to indemnify the director or officer against expenses incurred in any proceeding, including any action by us, in which the director or officer was, is or is threatened to be made a party or a participant by reason of his or her status as a present or former director, officer, employee or agent of us or, at our request, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Section 145 of the DGCL also empowers a corporation to purchase insurance for its officers and directors for such liabilities. We maintain liability insurance for our officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date

1.1**	Form of Underwriting Agreement.

2.1†	Agreement and Plan of Merger and Reorganization, dated as of January 5, 2017, by and among OncoGenex Pharmaceuticals, Inc., Ash Acquisition Sub, Inc., Ash Acquisition Sub 2, Inc. and Achieve Life Science, Inc.	8-K	033-80623	2.1	January 5, 2017

2.2	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated July 19, 2017, by and among Achieve Life Sciences, Inc., Ash Acquisition Sub, Inc., Ash Acquisition Sub 2, Inc., and Achieve Life Science, Inc.	8-K	033-80623	10.1	July 19, 2017

3.1	Second Amended and Restated Certificate of Incorporation filed on May 24, 2013	8-K	033-80623	3.1	May 29, 2013

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed on May 21, 2015	8-K	033-80623	3.1	May 22, 2015

3.3	Certificate of Amendment (Reverse Stock Split) to Second Amended and Restated Certificate of Incorporation filed on August 1, 2017	8-K	033-80623	3.1	August 2, 2017

3.4	Certificate of Amendment (Name Change) to Second Amended and Restated Certificate of Incorporation filed on August 1, 2017	8-K	033-80623	3.2	August 2, 2017

3.5	Certificate of Amendment (Elimination of Cumulative Voting) to Second Amended and Restated Certificate of Incorporation filed on October 31, 2017	8-K	033-80623	3.1	November 1, 2017

3.6	Sixth Amended and Restated Bylaws	8-K	033-80623	3.1	January 5, 2017

3.7**	Form of Certificate of Designation of Series A Preferred

4.1	Specimen Certificate of Common Stock	10-Q	000-21243	4.1	November 10, 2008
4.2	Form of Series A Warrant	8-K	033-80623	4.1	June 27, 2014

4.3	Form of Series A-1 Warrant	8-K	033-80623	4.1	April 30, 2015

4.4	Form of Pre-Funded Series B Warrant	8-K	033-80623	4.2	June 27, 2014

4.5	Form of Series B Warrant	8-K	033-80623	4.3	June 27, 2014

4.6	Form of Warrant (LPC)	8-K	033-80623	4.1	September 14, 2017
4.7**	Form of Warrant Offered Hereby

4.8**	Form of Series A Preferred Stock Certificate

5.1**	Opinion of Fenwick & West LLP

10.1	Sonus Pharmaceuticals, Inc. 2007 Performance Incentive Plan (the “2007 Plan”)	DEF 14A	000-21243	Appendix A	April 3, 2007

10.2	Form of Sonus Pharmaceuticals, Inc. Stock Option Agreement (pertaining to the 2007 Plan)	10-Q	000-21243	10.1	November 9, 2007

10.3	OncoGenex Technologies Inc. Amended and Restated Stock Option Plan	F-1	333-139293	10.1	December 13, 2006

10.4	Form of OncoGenex Pharmaceuticals, Inc. 2010 Stock Option Agreement	8-K	033-80623	10.1	June 14, 2010

10.5	Form of OncoGenex Pharmaceuticals, Inc. 2010 Restricted Stock Unit Agreement	10-Q	033-80623	10.2	November 3, 2011

10.6	OncoGenex Pharmaceuticals, Inc. 2010 Performance Incentive Plan, as amended and restated	DEF 14A	033-80623	Appendix A	April 16, 2015

10.7a	Achieve Life Sciences 2017 Equity Incentive Plan	DEF 14A	033-80623	Appendix A	September 21, 2017

10.7b	Form of Achieve Life Sciences Stock Option Agreement	10-K	033-80623	10.7b	March 1, 2018

10.7c	Form of Achieve Life Sciences Restricted Stock Unit Agreement	10-K	033-80623	10.7c	March 1, 2018

10.8	Achieve Life Sciences 2017 Employee Stock Purchase Plan	DEF 14A	033-80623	Appendix B	September 21, 2017

10.9	Form of Indemnification Agreement for Officers and Directors of the Company	S-1	33-96112	10.19	September 25, 1995

10.10	Form of Indemnification Agreement between OncoGenex Technologies Inc. and Cindy Jacobs	F-1	333-139293	10.7	December 13, 2006

10.11	Employment Agreement between the Company and Cindy Jacobs dated as of November 3, 2009	10-Q	033-80623	10.27	November 5, 2009

10.12	Employment Agreement between OncoGenex Pharmaceuticals, Inc. and John Bencich	10-Q	033-80623	10.1	November 10, 2016

10.13#	Exclusive License Agreement, by and between Sopharma Joint Stock Company and Extab Corporation, dated May 26, 2009	S-4/A	333-216961	10.21	May 3, 2017

10.14#	Variation of Contract, by and between Sopharma AD and Extab Corporation, dated May 14, 2015	S-4/A	333-216961	10.22	May 3, 2017

10.15#	Commercial Agreement on Supply of Pharmaceutical Products, by and between Sopharma AD and Extab Corporation, dated February 1, 2010	S-4/A	333-216961	10.23	May 3, 2017

10.16#	Variation of Contract, by and between Sopharma AD and Extab Corporation, dated May 14, 2015	S-4/A	333-216961	10.24	May 3, 2017

10.17#	Technical and Quality Agreement, by and between Sopharma AD and Extab Corporation, dated May 14, 2015	S-4/A	333-216961	10.25	May 3, 2017

10.18#	License of Technology, by and between University of Bristol and Achieve Life Science, Inc., dated July 13, 2016	S-4/A	333-216961	10.27	May 3, 2017

10.19	Office Lease by and between Grosvenor International (Atlantic Freeholds) Limited and OncoGenex Pharmaceuticals, Inc., dated February 11, 2015	8-K	033-80623	10.1	February 12, 2015

10.20	Lease by and between 520 Pike Street, Inc. and Achieve Life Sciences, Inc., dated December 11, 2018	10-K	033-80623	10.20	March 1, 2018

10.21	Purchase Agreement, by and between Achieve Life Sciences, Inc. and Lincoln Park Capital Fund, LLC. dated as of September 14, 2017	8-K	033-80623	10.1	September 14, 2017

10.22##	Amended and Restated Supply Agreement, dated July 28, 2017, by and between Achieve Life Science, Inc., and Sopharma AD	10-Q	033-80623	10.1	November 9, 2017

10.23*	Amendment to University of Bristol License Agreement, dated January 22, 2018, by and between Achieve Life Science, Inc., and the University of Bristol	10-Q	033-80623	10.1	May 9, 2018
21.1	Subsidiaries of the Registrant	10-K	033-80623	21.1	March 1, 2018

23.1	Consent of PricewaterhouseCoopers LLP					X

23.2**	Consent of Fenwick & West LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereto)					X

**	To be filed by amendment.
†

Schedules and similar attachments to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

*

Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for Confidential Treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

#

Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to a Confidential Treatment Order granted under Rule 406 promulgated under the Securities Act of 1933, as amended.

##

Confidential portions of this exhibit have been omitted and filed separately with the Commission pursuant to a Confidential Treatment Order granted under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)

For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof..

(6)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, British Columbia, Canada, on May 10, 2018.

ACHIEVE LIFE SCIENCES, INC.

By:	/s/ Richard Stewart
Richard Stewart
Chief Executive Officer and Chairman

SIGNATURES AND POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Richard Stewart and John Bencich, and each of them severally, as his true and lawful attorney-in-fact and agent, each acting alone with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 to be filed in connection with the offering of securities of Achieve Life Sciences, Inc., and any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Richard Stewart Richard Stewart	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	May 10, 2018

/s/ John Bencich John Bencich	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 10, 2018

/s/ Scott Cormack Scott Cormack	Director	May 10, 2018

/s/ Anthony Clarke Anthony Clarke	Director	May 10, 2018

/s/ Martin Mattingly Martin Mattingly	Director	May 10, 2018

/s/ H. Stewart Parker H. Stewart Parker	Director	May 10, 2018

/s/ Jay Moyes Jay Moyes	Director	May 10, 2018

/s/ Donald Joseph Donald Joseph	Director	May 10, 2018